      As filed with the Securities and Exchange Commission on May 28, 1999
                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                        MISSION CRITICAL SOFTWARE, INC.
             (Exact name of Registrant as specified in its charter)

                               ----------------

        Delaware                     7372                     76-0509513
     (State or other     (Primary Standard Industrial      (I.R.S. Employer
     jurisdiction of      Classification Code Number)   Identification Number)
    incorporation or
      organization)
                        Mission Critical Software, Inc.
                       720 North Post Oak Road, Suite 505
                              Houston, Texas 77024
                                 (713) 548-1700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                Stephen E. Odom
                            Chief Financial Officer
                        Mission Critical Software, Inc.
                       720 North Post Oak Road, Suite 505
                              Houston, Texas 77024
                                 (713) 548-1700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:
           Robert P. Latta                         John S. Watson
           Paul R. Tobias                          Brian M. Moss
            Julia Reigel                       Vinson & Elkins L.L.P.
          Matthew J. Esber                        First City Tower
  Wilson Sonsini Goodrich & Rosati                   Suite 2300
      Professional Corporation                   1001 Fannin Street
 8911 Capital of Texas Highway North         Houston, Texas 77022-6760
             Suite 3110                            (713) 758-2222
         Austin, Texas 78759
           (512) 338-5400

                               ----------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement

                               ----------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Proposed Maximum
                                                  Aggregate
            Title of Each Class of                 Offering        Amount of
         Securities to be Registered               Price(1)     Registration Fee
--------------------------------------------------------------------------------
 Common stock, $0.001 par value...............   $60,375,000        $16,785
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities, and it is + +not soliciting an offer to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 28, 1999

PROSPECTUS

                                          Shares

                [LOGO OF MISSION CRITICAL SOFTWARE APPEARS HERE]

                                  Common Stock

  This is an initial public offering of common stock by Mission Critical
Software, Inc. Of the           shares of common stock being sold in this
offering,           shares are being sold by Mission Critical Software and
          shares are being sold by the selling stockholders. Mission Critical Software will not receive any of the proceeds from the sale of shares by the selling stockholders. We estimate that the initial public offering price will
be between $     and $     per share.

                                 ------------

  Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol MCSW.

                                 ------------

                                                        Per Share     Total
                                                       ----------- -----------
Initial public offering price......................... $           $
Underwriting discounts and commissions................ $           $
Proceeds to Mission Critical Software, before
 expenses............................................. $           $
Proceeds to selling stockholders, before expenses..... $           $

  Mission Critical Software has granted the underwriters an option for a period
of 30 days to purchase up to         additional shares of Common Stock. The
underwriters are severally underwriting the shares being offered. The
underwriters expect to deliver the shares in New York, New York on           ,
1999.

                                 ------------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 8.

                                 ------------

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HAMBRECHT & QUIST
                         BANCBOSTON ROBERTSON STEPHENS
                                                      SOUNDVIEW TECHNOLOGY GROUP
     , 1999.

[Graphical depiction of the extended enterprise. Textual summary description of our eManagement software solutions and our strategy.]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Financial Data..................................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  36
Management...............................................................  49
Certain Transactions.....................................................  60
Principal and Selling Stockholders.......................................  63
Description of Capital Stock.............................................  65
Shares Eligible for Future Sale..........................................  68
Underwriting.............................................................  70
Legal Matters............................................................  72
Experts..................................................................  72
Additional Information...................................................  72
Index to Financial Statements............................................ F-1

                               ----------------

  Mission Critical Software was incorporated in Delaware in July 1996, and we began operations in September 1996. References in this prospectus to "Mission Critical Software," "we," "our" and "us" refer to Mission Critical Software, Inc., a Delaware corporation.

  We maintain a web site at www.missioncritical.com. Information contained on our web site does not constitute part of this prospectus.

  We use the following trademarks:

 . Active Administration  . OnePoint Administrator    . OnePoint Exchange
 . Active Knowledge       . OnePoint Directory          Administrator
 . Channel One              Administrator             . OnePoint File
 . MCS                    . OnePoint Domain             Administrator
 . Mission Critical         Administrator             . OnePoint Resource
  Software               . OnePoint Event              Administrator
 . Mission Critical         Administrator             . OnePoint logo
  Software logo          . OnePoint Event Manager    . SeNTry--the Enterprise
                                                       Event Manager

  Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

  Except as otherwise noted, all information in this prospectus assumes the conversion of all outstanding shares of preferred stock and no exercise of the underwriters' over-allotment option.

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under "Risk Factors" before making an investment decision.

                        MISSION CRITICAL SOFTWARE, INC.

  We are a leading provider of systems administration and operations management software products for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the most complex computing environments by simplifying and automating key systems management functions. Our products can be deployed quickly, are based on an open and extensible architecture and are easy to use.

  In today's corporate networks, organizations are installing Windows NT servers in greater quantities and are using these servers to address a broadening scope of business needs. For example, Windows NT servers are increasingly being used to run web sites and web server farms--Internet-based networks composed of hundreds of thousands of tiered Windows NT servers--and to support e-business and application hosting initiatives. In a survey of Fortune 1000 information technology managers, Forrester Research found that, on average, those managers expected 60% of their servers to run on Windows NT by the year 2000.

  The growing complexity of corporate and Internet-based Windows NT networks has placed increasing pressure on systems managers to maintain reliable network operations. To improve both the efficiency and effectiveness of such networks, businesses are increasingly using systems management software solutions. International Data Corporation projects that the market for products that manage 32-bit Windows platforms will grow from $1.8 billion in 1998 to $8.1 billion by 2003.

  Our OnePoint product suite is designed to facilitate eManagement--the centralized management of critical systems infrastructure and applications for the extended enterprise. Customers can use our products to monitor, manage, administer and secure a wide range of resources in the Windows NT environment including web server farms, e-commerce and corporate servers, firewalls, workstations and applications. OnePoint enables companies to automate labor-intensive tasks, such as security monitoring and administration, and to minimize the need for customization by embedding industry best practices. OnePoint is also designed to ease the transition from other operating system platforms, such as Novell Netware, to Windows NT by providing systems administrators with the ability to test implementations and convert systems incrementally.

  Our primary strategic objective is to maintain and strengthen our position as a leading provider of systems management software for corporate and Internet-based Windows NT networks. Our product strategy focuses on expanding our OnePoint suite and facilitating migration to and management of the Windows 2000 platform. In addition, we intend to expand our operations management capabilities and to increase our product's ability to administer and monitor other platforms. Our sales strategy focuses on selling new and existing products to existing customers, large corporations and international organizations. We intend to build on these selling efforts by targeting mid-sized companies as well as e-businesses, Internet service providers, commerce service providers and other companies for which Windows NT and Windows 2000 systems management products are a growing operational necessity. To support these strategic efforts, we intend to leverage and expand our Microsoft relationship. We currently have an extensive relationship with Microsoft that includes the sharing of technology, joint marketing and sales efforts and Microsoft's use of our OnePoint Event Manager product for its global Internet and corporate datacenters. We believe we are well positioned to anticipate Microsoft's evolving product strategy and to capitalize on joint sales and marketing programs.

  As of March 31, 1999, our products had been installed by over 600 customers, including more than 40 of the 1999 Fortune 100 companies and some of the largest Internet data centers in the world. We market and sell our products worldwide through a network of sales offices and distribution partners. Our products have been adopted in a wide variety of industries, including banking and finance, energy, healthcare, insurance and pharmaceuticals. Representative customers include Compaq Computer Corporation, DuPont, Johnson & Johnson, Lockheed Martin, Merck & Co., Inc., Prudential Insurance Company of America, Shell Services International, Sprint Corporation and Wells Fargo & Company.

  Our principal executive offices are located at 720 North Post Oak Road, Suite 505, Houston, Texas 77024, and our telephone number is (713) 548-1700.

                                  The Offering

Common Stock offered by Mission Critical
 Software.....................................           shares
Common Stock offered by the selling
 stockholders.................................           shares
Common Stock to be outstanding after this
 offering.....................................           shares
Use of proceeds............................... For general corporate purposes, principally working capital and
                                               capital expenditures.
Nasdaq National Market symbol................. MCSW (application pending)

  The number of shares of common stock outstanding after this offering is based on 9,914,270 shares outstanding as of March 31, 1999. This number excludes 3,935,084 shares of common stock issuable upon exercise of stock options and 433,333 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 1999 with weighted average exercise prices of $1.99 and $1.38 respectively. This number also excludes 4,355,648 shares of common stock available for future issuance under our 1997 Stock Option Plan, 250,000 shares reserved for issuance under our 1999 Director Option Plan and 600,000 shares reserved for sale under our 1999 Employee Stock Purchase Plan.

                         Summary Financial Information

  The following table sets forth summary financial data for our company. Our total operating loss reflects amortization of stock option compensation of $236,000 and abandoned lease costs of $1.0 million for the nine months ended March 31, 1999 and a write-off of acquired in-process research and development of $1.5 million in the period ended June 30, 1997.

  The information under "As Adjusted" reflects the application of the net
proceeds from the sale by us of the           shares of common stock in this
offering at an assumed initial public offering price of $       and the
deduction of the underwriting discount and estimated offering expenses.

                                     July 19, 1996 Year Ended   Nine Months
                                      (inception)  June 30,   Ended March 31,
                                      to June 30,  ---------- ----------------
                                         1997         1998     1998     1999
                                     ------------- ---------- -------  -------
                                      (in thousands, except per share data)
Statement of Operations Data:
  Revenue...........................    $ 4,267     $14,376   $ 9,234  $16,901
  Operating loss....................     (3,500)     (2,379)   (2,396)    (428)
  Net loss..........................    $(3,323)    $(2,316)  $(2,334) $  (222)
  Basic and diluted net loss per
   share............................    $ (1.44)    $ (2.47)  $ (2.37) $ (0.40)

  Pro forma basic and diluted net
   loss per share...................                $ (0.53)           $ (0.02)

                                                              March 31, 1999
                                                            --------------------
                                                            Actual   As Adjusted
                                                            -------  -----------
                                                              (in thousands)
Balance Sheet Data:
  Cash and cash equivalents................................ $ 9,458    $
  Working capital..........................................   3,542
  Total assets.............................................  15,056
  Long-term debt, less current maturities..................     148
  Redeemable convertible preferred stock...................  13,179
  Total stockholders' equity (deficit).....................  (8,265)

                                 RISK FACTORS

  Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Our business and prospects are difficult to evaluate because we have a limited operating history

  Our company was founded in July 1996. We have a limited operating history. An investor in our common stock must consider the risks and difficulties we may encounter as an early stage company in a new and rapidly evolving market. These risks and difficulties include our:

  . ability to develop competitive products;

  . need to expand our sales and support organizations;

  . reliance on our strategic relationship with Microsoft;

  . competition;

  . need to manage changing operations;

  . dependence upon key personnel; and

  . general economic conditions.

  We cannot be certain that our business strategy will be successful or that we will successfully manage these risks. If we fail to address adequately any of these risks or difficulties, our business would likely suffer.

We have a history of losses and may experience losses in the future

  Since our inception, we have incurred significant net losses and as of March 31, 1999 had an accumulated deficit of $8.8 million. We expect to continue to incur significant sales and marketing, product development and administrative expenses. As a result, we will need to generate significant revenue to maintain profitability. We cannot be certain that we will achieve, sustain or increase profitability on a quarterly or annual basis in the future.

  We anticipate that our expenses will increase substantially in the foreseeable future as we:

  . increase our direct sales and marketing activities, by expanding our North American and international direct sales forces and extending our telesales efforts;

  . develop our technology, expand our OnePoint product suite and create and market products that operate with the commercial release version of Windows 2000;

  . expand our indirect distribution channels; and

  . pursue strategic relationships and acquisitions.

  Any failure to significantly increase our revenue as we implement our product and distribution strategies would materially adversely affect our business, quarterly and annual operating results and financial condition. Although our revenue has grown rapidly in recent years, we do not believe that we will maintain this rate of revenue growth. In addition, we may not experience any revenue growth in the future, and our revenue could in fact decline. Our efforts to expand our software product suites, sales and marketing activities, direct and indirect distribution channels and maintenance and support functions and to pursue strategic relationships or acquisitions may not succeed or may prove more expensive than we currently anticipate. As a result, we cannot predict our future operating results with any degree of certainty.

There are many factors, including some beyond our control, that may cause fluctuations in our quarterly operating results and our stock price

  Our quarterly operating results may vary significantly from quarter to quarter depending upon a number of factors described elsewhere in this prospectus, including many that are beyond our control. Our ability to accurately forecast our quarterly sales is limited, which makes it difficult to predict the quarterly revenue that we recognize. As a result, we believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful, and investors should not rely on them as an indication of our future performance.

  Historically, a majority of our revenue has been attributable to the licenses of software products. Changes in the mix of our revenue, including the mix between higher margin software products and somewhat lower margin maintenance, could adversely affect our operating results for future quarters.

  As a result of our limited operating history, we cannot forecast operating expenses based on historical results. If we have a shortfall in revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. Many of our costs are fixed in the short-term. For example, we have signed a five year lease for 70,000 square feet of new office space in Houston, Texas that will commence in August 1999. We do not know whether our business will grow rapidly enough to absorb the costs of this facility. In either case, lower quarterly results could adversely affect the market price of our common stock.

We have relied and expect to continue to rely on sales of licenses for our OnePoint Administrator products for our revenue and a decline in sales of this product could cause our revenues to fall

  Historically, we have derived the substantial majority of our license revenue from the sale of our OnePoint Administrator products. During the period from inception to June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999, sales of OnePoint Administrator products accounted for approximately 100%, 88% and 83% of our license revenue, respectively. We expect that this product will continue to account for a large portion of our license revenue for the foreseeable future. Our future operating results depend on the continued market acceptance of our OnePoint Administrator products and future enhancements to our OnePoint Administrator products. Any factors adversely affecting the pricing of, demand for or market acceptance of our OnePoint Administrator products, including competition or technological change, could cause our business to suffer.

  We introduced a new version of our OnePoint Event Manager product in June 1998. To date, this product has accounted for only a limited portion of our revenue. However, our future growth and profitability will depend on our ability to increase sales of our OnePoint Event Manager product.

Our revenue could decline substantially if our existing customers do not continue to purchase new licenses from us

  We rely on sales of additional licenses for our products to our existing customers. In the nine months ended March 31, 1999, additional sales to our existing customers represented 50% of our total revenue. If we fail to sell additional licenses for our products and maintenance to our existing customers, we would experience a material and adverse decline in total revenue. Even if we are successful in selling our products to new customers, the rate of growth of our revenue could be materially and adversely affected if our existing customers do not continue to purchase a substantial number of additional product licenses from us.

Risks Related to Microsoft

Our business is dependent on the continued adoption of Windows NT and Windows
  2000 for corporate and Internet-based networks and a decrease in their rates of adoption could cause our business to suffer

  For the foreseeable future, we expect that substantially all of our revenue will continue to come from sales of our Windows NT systems management products. As a result, we depend on the growing use of the Windows NT platform for corporate and Internet-based networks. If the role of the Windows NT platform does not increase as we anticipate, or if it in any way decreases, our business would suffer. In addition, if users do not accept Windows 2000, or if there is a wide acceptance of other existing or new platforms that provide enhanced capabilities, our business would likely suffer.

  Windows 2000 may not gain market acceptance if its launch is delayed beyond its expected release date. In addition, users of previous versions of Windows NT may decide to migrate to another operating system platform due to the delays or to improved functionality of some other vendor's operating system platform. Windows 2000 may address more of the needs of our customers for systems administration and operations management, in which case our customers would not need to purchase our products to perform those functions. In addition, we cannot be sure that we will be able to successfully redevelop our products to work with Windows 2000 at the same or better levels of functionality than our products work with the current version of Windows NT. Even if we successfully develop products for the Windows 2000 platform, our customers may not choose our OnePoint product suite for technical, cost, support or other reasons. If users of large corporate and Internet-based Windows 2000 networks do not widely adopt and purchase our OnePoint product suite, our business, financial condition and results of operations will be materially adversely affected.

If our introduction of new OnePoint products for Windows 2000 is not successful, our business would suffer

  We are currently expanding our OnePoint product suite to support the commercial release version of the Windows 2000 platform, which has been announced by Microsoft but is not currently available. Our OnePoint product suite currently supports the Beta 3 version of Windows 2000 Server. If we do not successfully develop, market and sell products that support the commercial release version of Windows 2000, our business and future operating results would suffer. In addition, we must introduce new versions of our products to support the commercial release version of Windows 2000 shortly after its release by Microsoft. If we fail to introduce our new products within a short time after the commercial release of Windows 2000, the delay may cause customers to forego purchases of our products and purchase those of our competitors.

We depend on our relationship with Microsoft and if this relationship suffers, our business would likely be damaged

  We believe that our success in penetrating our target markets depends in part on our ability to maintain our strategic relationship with Microsoft. We believe our relationship with Microsoft is important in order to validate our technology, facilitate broad market acceptance of our products and enhance our sales, marketing and distribution capabilities. If we are unable to maintain and enhance our existing relationship with Microsoft or develop a similar relationship with another major operating system vendor, we may have difficulty selling our products.

  We rely heavily on our relationship with Microsoft and attempt to coordinate our product offerings with the future releases of Microsoft's operating systems, particularly the commercial release version of Windows

2000. Microsoft may not notify us of feature enhancements prior to new releases of its operating systems in the future. In that case, we may not be able to introduce products on a timely basis that capitalize on new operating system releases and feature enhancements.

Risks Related to Our Sales Efforts

If we experience any changes in our sales cycle, our quarterly operating results could fluctuate

  To date, our customers have taken an average of three months to evaluate our products. Our customers tend to deploy our products by purchasing licenses for one product at a time and for a small number of servers and clients. We anticipate that the sales cycle for other OnePoint products will be similar to the sales cycle we previously experienced for OnePoint Administrator products and OnePoint Event Manager. If customers begin to evaluate our products for an enterprise-wide initial deployment, our sales cycle could lengthen and our license revenue and operating results might vary significantly from period to period. In addition, enterprise-wide initial deployments could also erode per-user license fees even though our average sales price might increase.

If we are unable to expand our sales and support organizations, we may not be able to expand our business

  In order to increase market awareness and sales of our products, we will need to substantially expand our direct and indirect sales operations, both domestically and internationally. To date, we have relied primarily on our direct sales force to sell our products. Our products and maintenance require a sophisticated sales effort targeted at several people within our prospective customers' information technology departments. We have recently expanded our direct sales force and plan to hire additional sales personnel. Competition for qualified sales people is intense, and we might not be able to hire the kind and number of sales people we are targeting.

  To date, we have not licensed our products to, nor partnered with, systems integrators to sell our software products. We intend to explore relationships with systems integrators but have little or no experience negotiating agreements with systems integrators, engaging in joint selling activities with systems integrators or providing support to such systems integrators' end-user customers. Our business and sales may suffer if we fail to enter into agreements with systems integrators or if we fail to successfully and profitably perform our obligations under such agreements. In addition, our revenue could be adversely affected if selling our products through systems integrators results in lower margins and those sales replace a substantial portion or our direct sales.

  Similarly, the complexity of distributed computing systems requires highly trained customer service and support personnel to assist the customer with installation and deployment. We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Windows NT and Windows 2000 operating environments.

Our expansion to international markets could reduce our operating margins

  During the period from inception to June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999, we derived 15%, 18% and 20% of our total revenue, respectively, from sales outside of North America. We only recently hired direct sales staff outside of North America. We have historically generated substantially all of our total revenue outside of North America through distributors. We believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners. To date, we have entered into agreements with only a small number of distribution partners. We are expanding our indirect distribution channels outside of North America. We cannot be certain that we will be able to attract distributors that market our products effectively or provide timely and cost-effective customer support and service. We cannot be certain that any distributor will continue to represent our products or that our distributors will devote a sufficient amount of effort and resources to selling our products in their territories.

  If we are unable to generate increased international sales through an indirect distribution model, we will incur higher personnel costs by hiring direct sales staff. We may not realize corresponding increases in revenue from such direct international sales staff, and our operating margins may decline. If we elect to establish more direct sales staff outside the United States, varying employment policies and regulations among countries may reduce our flexibility in managing headcount and, in turn, managing personnel-related expenses.

  Even if we are able to successfully expand our direct and indirect international selling efforts, we cannot be certain that we will be able to create or increase international market demand for our products. We also expect that if we increase our sales in Europe substantially, our operating results may be lower in our quarters ending September 30 due to the summer slowdown in Europe.

Our business and prospects are difficult to evaluate, because we have historically experienced seasonality

  In the quarter ended September 30, 1998, our revenue and operating results were lower relative to the prior quarter. We believe this decline resulted from the substantial number of transactions our sales staff closed in the prior quarter, our fourth fiscal quarter, and because there were fewer selling opportunities in the summer months. If this seasonality were to continue in the future, our quarter-to-quarter operating results could be affected.

Our revenues may suffer if customers demand extensive consulting or other support services with our software products

  Our products are designed to require little or no support from us to be implemented quickly and effectively by our customers. Many of our competitors offer extensive consulting services in addition to software products. If we introduced a product that required extensive consulting services for implementation or if our customers wanted to purchase from a single vendor a menu of items that includes extensive consulting services, we would be required to change our business model. We would be required to hire and train consultants, outsource the consulting services or enter into a joint venture with another company that could provide those services. If such events were to occur, our revenues would likely suffer because customers would choose another vendor or we would incur the added expense of hiring and retaining consulting personnel.

Our industry is highly competitive, and we face competition from Microsoft

  We face competition from different sources.

  Existing Competition. Currently, we compete principally with:

  . internal systems management departments;

  . providers of point solutions for Windows NT directory administration, domain consolidation and migration and event management such as Master Design & Development, Inc., Micromuse, Inc., Fastlane Technologies, Inc., Entevo Corporation, NetIQ Corporation, Systems Options, Ltd. and Aelita Software Group;

  . providers of security and audit products for Windows NT such as BindView
    Development Corporation and Netwise Systems Limited; and

  . providers of broad systems management suites and/or frameworks such as Computer Associates, Inc., Hewlett-Packard Company, Tivoli Systems, Inc. and BMC Software, Inc.

  In addition, certain features included in our products compete with the native tools from Microsoft.

  We expect competition in the systems management software market to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

  . greater resources that can be devoted to the development, promotion and sale of their products;

  . more established sales channels;

  . greater software development experience; and

  . greater name recognition.

  Future Competition. We also believe that Microsoft, or systems management software vendors, each of which are also currently competing with us, could enhance their products to include the functionality that we currently provide in our products. If these vendors include such functionality as standard features of their products, our software solutions could become obsolete. Even if the functionality of the standard features of these products is more limited than ours, we face a substantial risk that a significant number of customers would elect to keep this limited functionality rather than purchase additional software.

  We may face competition in the future from established companies who have not previously entered the Windows NT systems management software market or from emerging software companies. Barriers to entry in the software market are relatively low. Increased competition may materially adversely affect our business and future quarterly and annual operating results due to price reductions, higher selling expenses and a reduction in our market share. Microsoft and systems management software vendors may not only develop their own systems management solutions, but they may also acquire or establish cooperative relationships with our current competitors, including smaller private companies. Because Microsoft and these vendors have significant financial and organizational resources available, they may be able to quickly penetrate the Windows NT systems management software market by leveraging the technology and expertise of smaller companies and utilizing their extensive distribution channels. We expect that the software industry, in general, and providers of systems management solutions, in particular, will continue to consolidate. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

  Bundling or Compatibility Risks. Our ability to sell our products also depends, in part, on the compatibility of our products with other vendors' software and hardware products, particularly those provided by Microsoft. Developers of these products may change their products so that they will no longer be compatible with our products. These other vendors may also decide to bundle their products with other systems management products for promotional purposes. If that were to happen, our business and future operating results may be materially adversely affected as we may be priced out of the market or no longer be able to offer commercially viable products.

  To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and sales channels. Any pricing pressures or loss of market share resulting from our failure to compete effectively could materially adversely affect our business.

We may not succeed in developing and marketing new products for our OnePoint suite

  We are planning the release of additional products for our OnePoint suite that function with Windows NT and the commercial release version of Windows 2000. Developing these capabilities and other required features for the release of new products will require significant additional expenses and development resources. For example, we cannot be certain that our entry into the file administration segment of the systems management software market with our OnePoint File Administrator product will be successful or that our customers will widely accept and adopt this product.

Our products are subject to rapid technological change and could be rendered obsolete by new technologies

  The systems management software market is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge.

  Client/server computing environments are inherently complex. As a result, we cannot accurately estimate the life cycles of our software products. New products and product enhancements can require long development and testing periods, which depend significantly on our ability to hire and retain increasingly scarce and technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new product releases could seriously damage our business. We have, on occasion, experienced delays in the scheduled introduction of new and enhanced products and cannot be certain that we will avoid such delays in the future.

  Our future success depends upon our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

Any failure by us to protect our intellectual property could harm our competitive position

  Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of copyright, trade secret and trademark law. We have not, however, registered any of our trademarks under applicable law. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. However, we believe that such measures afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets owned by us. We license our software products primarily under shrink wrap licenses (i.e., licenses included as part of the product packaging). Shrink wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as those in the United States. Our means of protecting our proprietary rights may be inadequate.

We may infringe the proprietary rights of others and be liable for significant damages.

  Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We are not aware that we are infringing any proprietary rights of third parties. However, third parties may claim that we infringe their intellectual property rights. Any claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert our management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could adversely affect our business.

We have experienced significant growth and change in our business and our failure to manage this growth and any future growth could harm our business

  We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. At June 30, 1998, we had a total of 92 full-time employees, and at March 31, 1999 we had a total of 136 full-time employees. Our productivity and the quality of our products may be materially adversely affected if we do not integrate and train our new employees quickly and effectively. We also cannot be sure that our revenues will continue to grow at a sufficient rate to absorb the costs associated with a larger overall headcount, as well as recruiting-related expenses.

We face risks from our international operations

  We have no experience in developing foreign language translations of our products and little experience marketing and distributing our products internationally. In addition, our international operations are subject to other inherent risks, including:

  . the impact of recessions in economies outside the United States;

  . greater difficulty in accounts receivable collection and longer collection periods;

  . unexpected changes in regulatory requirements;

  . difficulties and costs of staffing and managing foreign operations;

  . reduced protection for intellectual property rights in some countries;

  . potentially adverse tax consequences; and

  . political and economic instability.

  Our international sales are generally denominated in the United States dollar. We do not currently engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, future fluctuations in currency exchange rates may adversely affect our future revenue from international sales. We may also be less competitive than a vendor whose products are sold in the local currency during times of exchange rate instability. We expect that if our international sales operations increase substantially, we will be required to price our products and pay our expenses in foreign currencies and may be subject to currency exchange risk.

Potential year 2000 problems with our products or our internal systems could adversely affect our business

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to determine whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  We are in the early stages of assessing our Year 2000 readiness. We have only conducted a preliminary investigation and performed limited testing to determine whether each component of our OnePoint product suite and our products in development are Year 2000 compliant. Our software products operate in complex system environments and directly and indirectly interact with a number of other hardware and software systems. Despite preliminary investigation and testing by us and our partners, our software products and the underlying systems and protocols running our products may contain errors or defects associated with Year 2000 date functions. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in delay or loss of revenue, cancellation of customer contracts, diversion of development resources, damage to our reputation, increased maintenance and warranty costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we are unable to attract and retain key personnel, our business would be harmed

  We intend to hire a significant number of additional sales, support, marketing and research and development personnel in calendar 1999 and 2000. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially Thomas P. Bernhardt, one of our founders and our Chief Technology Officer. The loss of any of our key employees could adversely affect our business and slow our product development processes particularly since neither our Chief Executive Officer nor our Chief Financial Officer is bound by a noncompetition or nonsolicitation agreement. We do not have key person life insurance policies covering any of our employees.

  To achieve our business objectives, we may recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could materially adversely affect our ability to attract necessary qualified personnel. This may have a material adverse effect on our business and future operating results.

Errors in our products or the failure of our products to conform to specifications could result in our customers demanding refunds from us or asserting claims for damages against us

  Because our software products are complex, they could contain errors or bugs that can be detected at any point in a product's life cycle. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs in our software, we expect that errors in our products will continue to be found in the future. Although many of these errors may prove to be immaterial, certain of these errors could be significant. Detection of any significant errors may result in, among other things, the loss of or delay in market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased maintenance and warranty costs. These problems could materially adversely affect our business and future operating results. In the past we have discovered errors in certain of our products and have experienced delays in the shipment of our products during the period required to correct these errors. These delays have principally related to new version and product update releases. To date none of these delays has materially affected our business. However, product errors or delays in the future, including any product errors or delays associated with the introduction of our new products or the versions of our products that support Windows 2000 could be material. In addition, in certain cases we have warranted that our products will operate in accordance with specified customer requirements. If our products fail to conform to such specifications, customers could demand a refund for the software license fee paid to us or assert claims for damages.

  Moreover, because our products administer critical distributed computing systems services, we may receive significant liability claims if our products do not work properly. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. These limitations may not, however, preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

We will face risks if we undertake acquisitions

  We may make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. We also expect that we would incur substantial expenses if we acquired another business or technologies. Furthermore, we may use the proceeds of this offering, incur debt or issue equity securities to pay for any future acquisitions. The issuance of additional equity securities could be dilutive to our stockholders.

Risks Related to this Offering

Our stock will likely be subject to substantial price and volume fluctuations due to a number of factors, certain of which will be beyond our control

  The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of software companies have been especially volatile. This market volatility, as well as general economic, market or political conditions could adversely affect the market price of our common stock without regard to our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

We have broad discretion in how we use the proceeds of this offering, and we may not use such proceeds effectively

  Our management could spend most of the proceeds from this offering in ways with which our stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. Our primary purpose in undertaking this offering is to create a public market for our common stock. As of the date of this prospectus, we do not plan to use the proceeds from this offering other than for working capital and general corporate purposes. We may also use the proceeds in future strategic acquisitions. Until the need arises to use the proceeds, we plan to invest the net proceeds in investment grade, interest-bearing securities.

Our officers and affiliates of certain of our directors influence our business and hold a substantial portion of our stock

  We anticipate that our directors, officers and entities affiliated with certain of our directors will, in the aggregate, beneficially own
approximately     % of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations.

Certain provisions of our charter documents may inhibit potential acquisition bids; this may adversely affect the market price of our common stock and the voting rights of the holders of common stock

  Upon completion of the offering, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preferences, privileges and restrictions of such preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. As a result, the market price of our common stock and the voting and other rights of the holders of our common stock may be adversely affected. The issuance of preferred stock may result in the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

  Our charter documents specify certain procedures for electing only one of the three classes of directors each year, limiting the ability of the stockholders to remove directors without cause, eliminating the right of stockholders to act by written consent, eliminating the right of stockholders to call a special meeting of stockholders and requiring advance notice to nominate directors or submit proposals for consideration at stockholder meetings. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction, and they could have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent changes in our management.

Delaware law may inhibit potential acquisition bids; this may adversely affect the market price of our common stock and prevent changes in our management

  Certain provisions of Delaware law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to the antitakeover provisions of the Delaware General Corporation Law, which regulates corporate acquisitions. Delaware law will prevent us from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder unless our board of directors or a supermajority of our uninterested stockholders agree. For purposes of Delaware law, a "business combination" includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a corporation may "opt out" of the foregoing antitakeover provisions. We do not intend to "opt out" of these antitakeover provisions of Delaware Law.

The substantial number of shares that will be eligible for sale in the near future may adversely affect the market price for our common stock.

  Sales of a substantial number of shares of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering could adversely affect the market price of the common stock. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding shares of common stock based upon shares outstanding as of March 31, 1999. All of the shares sold in this offering will be freely tradable unless held by our affiliates. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements signed by the holder and will be available for sale in the public market as follows:

                                                                      Number of
      Date of Availability for Sale                                    Shares
      -----------------------------                                   ---------
      At various times between March 31, 1999 and January 27, 2000...   343,136
      January 28, 2000............................................... 8,071,134

   At March 31, 1999, options to purchase 3,935,084 shares of our common stock were outstanding of which options approximately 778,508 shares were then vested and exercisable. Warrants to purchase 433,333 shares of common stock that were immediately exercisable were also outstanding. Beginning January 28, 2000, approximately 1,630,443 shares issuable upon the exercise of vested stock options and 433,333 shares issuable upon the exercise of warrants will become eligible for sale in the public market, if such options and warrants are exercised. The issuance of our common stock pursuant to these options and warrants could adversely affect the market price of our common stock.

  Hambrecht & Quist LLC may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to lock-up agreements.

  We do not intend to pay dividends.

  We have never declared or paid any cash dividends on our capital stock. In July 1997, we repurchased 950,000 shares of our Series A Preferred Stock from one holder for which the excess of the redemption price over the carrying value of the related Series A Preferred Stock is classified as a dividend for financial reporting purposes. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

  This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

  We estimate that the net proceeds from the sale of the           shares of
common stock that we are selling in this offering will be approximately
$           ($           if the underwriters exercise their over-allotment
option in full) based on an assumed public offering price of $      per share
and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

  The principal purpose of this offering is to create a public market for our common stock. We expect to use the net proceeds from this offering for working capital and general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses when the opportunity arises; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

  Pending such uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our capital stock. In July 1997, we repurchased 950,000 shares of our Series A Preferred Stock from one holder for which the excess of the redemption price over the carrying value of the related Series A Preferred Stock is classified as a dividend for financial reporting purposes. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of March 31, 1999. The
as adjusted information reflects the sale and issuance of           shares of
our common stock by us in this offering at an assumed public offering price of
$      per share. The information under "As Adjusted" reflects the applications
of the net proceeds from the sale by us of the        shares of common stock in
this offering at an assumed initial public offering price of $      and the
deduction of the underwriting discount and estimated offering expenses. You should read the information presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes appearing elsewhere in this prospectus.

  The outstanding share information includes shares issued under restricted stock agreements that are subject to our right to repurchase the shares as of March 31, 1999. The outstanding share information excludes 8,290,732 shares of common stock reserved for issuance under our 1997 stock option plan, of which 3,935,084 shares were subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $1.99 and 433,333 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.38. In addition, in connection with this offering, our board of directors and stockholders have approved:

  . an increase of 4,000,000 shares in the number of shares reserved under our 1997 Stock Option Plan;

  . a reserve of 250,000 shares for our 1999 Director Option Plan; and

  . a reserve of 600,000 shares for our 1999 Employee Stock Purchase Plan.

                                                       March 31, 1999
                                                ------------------------------
                                                Actual   Pro Forma As Adjusted
                                                -------  --------- -----------
                                                       (in thousands)
Long-term debt, less current portion........... $   148   $   148     $148
Redeemable convertible preferred stock, Series
   A; $0.001 par value; 868,650 shares
   authorized, issued and outstanding--actual;
   no shares authorized, issued or
   outstanding--pro forma and as adjusted......     179        --       --
Redeemable convertible preferred stock, Series
   B; $0.001 par value; 2,650,000 shares
   authorized, issued and outstanding--actual;
   no shares authorized, issued or
   outstanding--pro forma and as adjusted......   2,650        --       --
Redeemable convertible preferred stock, Series
   C; $0.001 par value; 3,450,000 shares
   authorized, issued and outstanding--actual;
   no shares authorized, issued or
   outstanding--pro forma and as adjusted......  10,350        --       --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; no shares
   authorized, issued and outstanding--actual;
   5,000,000 shares authorized, no shares
   issued or outstanding--pro forma and as
   adjusted....................................      --        --       --
  Common stock, $0.001 par value; 13,083,333
   shares authorized, 2,945,620 issued and
   outstanding--actual; 50,000,000 shares
   authorized, 9,914,270; shares issued and
   outstanding--pro forma; 50,000,000 shares
   authorized,            shares issued and
   outstanding as adjusted.....................       3        10
  Additional paid-in capital...................   1,651    14,823
  Deferred stock compensation..................  (1,153)   (1,153)
  Accumulated deficit..........................  (8,766)   (8,766)
                                                -------   -------     ----
    Total stockholders' equity (deficit).......  (8,265)    4,914
                                                -------   -------     ----
      Total capitalization..................... $ 5,062   $ 5,062     $
                                                =======   =======     ====

                                    DILUTION

  Our net tangible book value as of March 31, 1999 was $9.2 million or approximately $0.93 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by our total liabilities, divided by the number of shares of common stock outstanding, assuming conversion of all of our outstanding preferred stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the receipt of the estimated proceeds from our sale of the shares of common stock at an assumed public offering price of $
per share, our net tangible book value at March 31, 1999 would have been $
million or approximately $      per share. This represents an immediate
increase in net tangible book value of $      per share to existing
stockholders and an immediate dilution of $      per share to new investors.
The following table illustrates this per share dilution:

  Assumed public offering price per share...........................       $
    Net tangible book value per share as of March 31, 1999.......... $0.93
    Increase per share attributable to new investors................
                                                                     -----
  Net tangible book value per share after the offering..............
                                                                           -----
  Dilution per share to new investors...............................       $
                                                                           =====

  The following table sets forth, as of March 31, 1999, the differences between the amounts paid by existing holders of common stock and the new investors, with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by new investors before deducting the underwriting discount and estimated offering expenses
payable by us, at an assumed public offering price of $      per share.

                                                                        Average
                              Shares Purchased    Total Consideration    Price
                            -------------------- ----------------------   Per
                             Number   Percentage   Amount    Percentage  Share
                            --------- ---------- ----------- ---------- -------
   Existing stockholders... 9,914,270       %    $13,444,000       %     $1.36
   New investors...........
                            ---------    ---     -----------    ---
   Total...................                 %    $                 %
                            =========    ===     ===========    ===

  Sales by the selling stockholders in this offering will reduce the number of
shares of common stock held by existing stockholders to           or
approximately     % (approximately     %, if the underwriters' over-allotment
option is exercised in full) of the total number of shares of common stock outstanding upon the closing of this offering, and the number of shares held by
new public investors will be           or approximately     % (
shares, or approximately     %, if the underwriters' over-allotment option is
exercised in full) of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Stockholders."

  The above tables excludes 9,140,732 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 3,935,084 shares were subject to outstanding options as of March 31, 1999, and 433,333 shares of common stock were issuable upon exercise of outstanding warrants. To the extent any additional shares of our common stock are issued upon the exercise of options, that additional options are granted or reserved for issuance under our stock plans, new investors will experience further dilution.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the period from July 19, 1996 (inception) to June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended March 31, 1998 are derived from unaudited financial statements included elsewhere in this prospectus. Such unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments consisting of normal recurring adjustments necessary for a fair presentation of our financial position. The historical results are not necessarily indicative of results to be expected for any future period.

                                                 Year Ended  Nine Months Ended
                                  July 19, 1996   June 30,  -------------------
                                  (inception) to            March 31, March 31,
                                  June 30, 1997     1998      1998      1999
                                  -------------- ---------- --------- ---------
                                      (in thousands, except per share data)
Statement of Operations Data:
  Revenue:
    License......................    $ 4,087      $12,767    $ 8,159   $14,441
    Maintenance..................        180        1,609      1,075     2,460
                                     -------      -------    -------   -------
      Total revenue..............      4,267       14,376      9,234    16,901
  Cost of revenue:
    Cost of license..............        206          392        294       291
    Cost of maintenance..........        142          933        680       681
                                     -------      -------    -------   -------
      Total cost of revenue......        348        1,325        974       972
                                     -------      -------    -------   -------
  Gross margin...................      3,919       13,051      8,260    15,929
  Operating expenses:
    Sales and marketing..........      3,554        9,590      6,591     8,952
    Research and development.....      1,317        3,612      2,470     4,274
    General and administrative...        973        2,228      1,595     1,861
    Amortization of deferred
     stock compensation..........         --           --         --       236
    Abandoned lease costs........         --           --         --     1,034
    Acquired in-process research
     and development.............      1,575           --         --        --
                                     -------      -------    -------   -------
      Total operating expenses...      7,419       15,430     10,656    16,357
                                     -------      -------    -------   -------
  Operating loss.................     (3,500)      (2,379)    (2,396)     (428)
  Other income, net..............          2           63         62       206
                                     -------      -------    -------   -------
  Loss before income taxes.......     (3,498)      (2,316)    (2,334)     (222)
  Income tax benefit.............        175           --         --        --
                                     -------      -------    -------   -------
  Net loss.......................     (3,323)      (2,316)    (2,334)     (222)
  Excess of consideration paid to
   redeem preferred stock and
   dividends in arrears..........       (181)      (3,714)    (3,446)     (791)
                                     -------      -------    -------   -------
  Net loss applicable to common
   stockholders..................    $(3,504)     $(6,030)   $(5,780)  $(1,013)
                                     =======      =======    =======   =======
  Basic and diluted net loss per
   share.........................    $ (1.44)     $ (2.47)   $ (2.37)  $ (0.40)
                                     =======      =======    =======   =======
  Pro forma basic and diluted net
   loss per share (unaudited)....                 $ (0.53)             $ (0.02)
                                                  =======              =======


                                                        June 30,       March 31,
                                                     ----------------  ---------
                                                      1997     1998      1999
                                                     -------  -------  ---------
Balance Sheet Data:                                        (in thousands)
  Cash and cash equivalents......................... $   299  $ 4,575   $ 9,458
  Working capital (deficit).........................  (2,523)   3,241     3,542
  Total assets......................................   4,595   10,958    15,056
  Long-term debt, less current maturities...........      33      352       148
  Redeemable convertible preferred stock............   3,189   13,179    13,179
  Total stockholders' deficit.......................  (3,520)  (8,516)   (8,265)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and analysis in conjunction with the our financial statements and the notes thereto beginning on page F-1 of this prospectus and the Selected Financial Data above. Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the risks discussed in the section titled "Risk Factors" in this prospectus.

Overview

  We are a leading provider systems administration and operations management software products for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the most complex computing environments by simplifying and automating key systems management functions. Our products can be deployed quickly, are based on an open and extensible architecture and are easy to use.

  We derive our revenue from the sale of software product licenses and maintenance. Currently, all of our product license revenue is derived from our OnePoint suite and principally our OnePoint Administrator products. In the periods from July 19, 1996, our inception, to June 30, 1997 ("fiscal 1997"), the fiscal year ended June 30, 1998 ("fiscal 1998") and the nine months ended March 31, 1999, sales of OnePoint Administrator products accounted for approximately 100%, 88% and 83% of our license revenue, respectively. We expect that these products will continue to account for a large portion of our license revenue for the foreseeable future.

  We recognize product license revenue when persuasive evidence of an agreement exists, customer acceptance periods, if any, have been completed, the product and the permanent license key have been delivered, we have no remaining significant obligations, the license fee is fixed or determinable and collection of the fee is probable. Customization or extensive on-site implementation services are generally not required for our customers to install and use our products. Sales transactions generally include one year of maintenance. Our customers typically purchase maintenance agreements annually, and we price maintenance agreements based on a percentage of the product license fee. Customers purchasing maintenance agreements receive unspecified product upgrades and electronic, Internet-based technical support and telephone support. We recognize revenue from maintenance agreements ratably over the term of the agreement, typically one year. We record cash receipts from customers for renewal maintenance agreements as deferred revenue. The timing and amount of cash receipts from customers can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenue in any given period.

  Any factors adversely affecting the pricing of, demand for or market acceptance of our OnePoint product suite, such as competition or technological change, could materially adversely affect our business, operating results and financial condition. Of particular importance is the continued acceptance of Windows NT as a server operating platform in corporate and Internet-based networks. We believe that Windows NT and Windows 2000 Server, once released, will continue to be an integral part of the corporate and Internet-based client/server environments.

  Cost of revenue consists of the following:

     . amortization of acquired technology;

     . costs to manufacture, package and distribute our products and related documentation;

     . personnel; and

     . other expenses related to providing maintenance.

  Since our inception in 1996, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and technical support departments, and to establish an administrative organization. As a result, we incurred net losses in fiscal 1997, fiscal 1998 and the nine months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $8.8 million. We anticipate that our operating expenses will increase substantially in the future as we increase our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden our technical support and improve our operational and financial systems. Accordingly, we will need to generate significant quarterly revenues to achieve and maintain profitability. In addition, our limited operating history makes it difficult for us to predict future operating results and, accordingly, there can be no assurance in future quarters that we will achieve or sustain revenue growth or profitability.

  We apply Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" to software technologies developed internally. We include internal development costs in research and development, and those costs are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasiblity is established, which, based upon our development process, generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of our products has not been significant, we have not capitalized any software development costs to date.

  We have grown rapidly, and our total revenue has increased from $4.3 million in fiscal 1997 to $14.4 million in fiscal 1998 and $16.9 million in the nine months ended March 31, 1999. Historically, our revenue has been attributable primarily to sales in North America. In fiscal 1997, fiscal 1998 and the nine months ended March 31, 1999, revenue attributable to sales outside of North America accounted for approximately 15%, 18% and 20% of our total revenue, respectively. We plan to expand our international operations significantly as we believe international markets represent a significant growth opportunity. Consequently, we anticipate that international revenue will increase as a percentage of total revenue in the future. Our expansion of our international operations will be subject to a variety of risks that could materially adversely affect our business, operating results and financial condition. Our sales are generally denominated in United States dollars and as a result our current exposure to foreign exchange fluctuations is minimal. As our international sales and operations expand, we anticipate that our exposure to foreign currency fluctuations will increase.

  In view of the rapidly changing nature of our business and our limited operating history, we believe that period to period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance. Additionally, despite our revenue growth for all but one quarter since inception, we do not believe that historical growth rates are necessarily sustainable or indicative of future growth.

  In June 1997, we acquired in-process research and development from our United Kingdom distributor, Serverware, Ltd. The total consideration paid in connection with the acquisition was $2.6 million. We capitalized $1.1 million as acquired technology and recorded a one time charge of $1.5 million for the write-off of in-process research and development. Since the beginning of fiscal 1998, we have amortized $52,500 of the acquired technology per quarter as a cost of revenue. The remaining $630,000 will be amortized quarterly until 2002.

  During the nine months ended March 31, 1999, we recorded deferred stock compensation of $1.4 million in connection with certain stock option grants. We amortize deferred stock compensation over the 48 month vesting period of the related award. We record this amortization as a noncash expense in accordance with Accounting Principles Board Opinion No. 25.

  We had 136 full-time employees at March 31, 1999, a substantial increase from 92 and 50 at June 30, 1998 and 1997, respectively. This rapid growth has placed significant demands on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. In addition, we expect that future expansion will continue to challenge our ability to hire, train, motivate and manage our employees. Competition is intense for highly qualified technical, sales and marketing and management personnel. If our total revenue does not increase relative to our operating expenses, our management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel, or our management otherwise fails to manage our expansion effectively, there would be a material adverse effect on our business, financial condition and operating results.

Historical Results of Operations

  The following table sets forth the results of our operations expressed as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

                                               Percentage of Revenue
                                         ------------------------------------
                                          July 19,
                                            1996                Nine Months
                                         (inception)               Ended
                                             to      Year Ended  March 31,
                                          June 30,    June 30,  -------------
                                            1997        1998    1998    1999
                                         ----------- ---------- -----   -----
Revenue:
  License...............................     95.8%      88.8%    88.4%   85.4%
  Maintenance...........................      4.2       11.2     11.6    14.6
                                            -----      -----    -----   -----
      Total revenue.....................    100.0      100.0    100.0   100.0
Cost of revenue:
  Cost of license.......................      4.8        2.7      3.2     1.7
  Cost of maintenance...................      3.3        6.5      7.3     4.0
                                            -----      -----    -----   -----
      Total cost of revenue.............      8.1        9.2     10.5     5.7
                                            -----      -----    -----   -----
  Gross margin..........................     91.9       90.8     89.5    94.3
Operating expenses:
  Sales and marketing...................     83.3       66.7     71.4    53.0
  Research and development..............     30.9       25.1     26.7    25.3
  General and administrative............     22.8       15.5     17.3    11.0
  Amortization of deferred stock
   compensation.........................       --         --       --     1.4
  Abandoned lease costs.................       --         --       --     6.1
  Acquired in-process research and
   development..........................     36.9         --       --      --
                                            -----      -----    -----   -----
      Total operating expenses..........    173.9      107.3    115.4    96.8
                                            -----      -----    -----   -----
Operating loss..........................    (82.0)     (16.5)   (25.9)   (2.5)
Other income, net.......................       --        0.4      0.6     1.2
                                            -----      -----    -----   -----
Loss before income taxes................    (82.0)     (16.1)   (25.3)   (1.3)
Income tax benefits.....................     (4.1)        --       --      --
                                            -----      -----    -----   -----
Net loss................................    (77.9)%    (16.1)%  (25.3)%  (1.3)%
                                            =====      =====    =====   =====

Comparison of Nine Months Ended March 31, 1998 and 1999

Revenue

  Total revenue increased 83% from $9.2 million for the nine months ended March 31, 1998 to $16.9 million for the nine months ended March 31, 1999. This increase was attributable to an increase in our customer base resulting in substantial growth in product license and maintenance revenue. No single customer accounted for more than 10% of total revenue during the nine months ended March 31, 1998 or 1999.

  License. License revenue increased 77% from $8.2 million for the nine months ended March 31, 1998 to $14.4 million for the nine months ended March 31, 1999, and license revenue represented 88.4% and 85.4% of total revenue in those periods, respectively. The increase in license revenue in absolute dollars was generally attributable to increased unit sales of our products. The decrease of license revenue as a percentage of total revenue stemmed from the growth of maintenance revenues as the number of customers that renewed maintenance agreements increased.

  Maintenance. Maintenance revenue increased 129% from $1.1 million for the nine months ended March 31, 1998 to $2.5 million for the nine months ended March 31, 1999, and maintenance revenue represented 11.6% and 14.6% of total revenue in those periods, respectively. These increases resulted from the growth in software license revenue, as new software licenses are generally sold with one year of maintenance, and renewals of maintenance agreements by existing customers.

Cost of Revenue

  License. License costs consist of the amortization of acquired technology and of the expenses we incurred to manufacture, package and distribute our products and related documentation. License cost remained relatively constant and was $294,000 for the nine months ended March 31, 1998 and $291,000 for the nine months ended March 31, 1999. License costs as a percentage of license revenue represented 3.6% and 2.0% of license revenue in those periods, respectively. A majority of license costs related to the amortization of acquired technology that is being expensed over periods ranging from three to five years. The decrease as a percentage of license revenue was a result of increased unit sales of our products compared to the amortization of acquired technology which was constant from period to period. We expect license costs to increase in the future in absolute dollar terms due to the expected increase in license revenue.

  Maintenance. Maintenance costs include salary expense and other related costs for our technical support. Maintenance costs remained relatively constant and were $680,000 and $681,000 for the nine months ended March 31, 1998 and 1999, respectively. The cost of maintenance as a percentage of maintenance revenue represented 63.3% and 27.7% in those periods, respectively. The decreases resulted from increased maintenance revenue and increased utilization of technical support staff. We expect maintenance costs to increase in absolute dollars in the future as we continue to add infrastructure.

Operating Expenses

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, payroll taxes and employee benefits as well as travel, entertainment and discretionary marketing expenses. Sales and marketing expenses increased 35.8% from $6.6 million for the nine months ended March 31, 1998 to $9.0 million for the nine months ended March 31, 1999, and sales and marketing expenses represented 71.4% and 53.0% of total revenue in those periods, respectively. The increase in absolute dollars was due primarily to our expansion of our direct sales and marketing organization. The decline in sales and marketing expenses as a percentage of total revenue resulted from increased productivity of the sales force. We expect sales and marketing expenses to increase in absolute dollar terms as we continue to hire additional sales and marketing personnel.

  Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses, payroll taxes, employee benefits and other costs attributable to research and development activities. Research and development expenses increased 73.0% from $2.5 million for the nine months ended March 31, 1998 to $4.3 million for the nine months ended March 31, 1999, and research and development expenses represented 26.7% and 25.3% of total revenue in those periods, respectively. The absolute dollar increase was attributable to the hiring of additional research and development staff. We expect research and development expenses to increase in absolute dollar terms as we continue to hire additional research and development personnel to develop new OnePoint products and to develop products for Windows 2000 Server.

  General and Administrative Expenses. General and administrative expenses consist primarily of salaries, bonuses, payroll taxes, employee benefits and certain non-allocable administrative costs. General and administrative expenses increased 16.7% from $1.6 million for the nine months ended March 31, 1998 to $1.9 million for the nine months ended March 31, 1999, and general and administrative expenses represented 17.3% and 11.0% of total revenue in those periods, respectively. The absolute dollar increase was primarily related to costs associated with the expansion of our administrative infrastructure in order to support our increased sales, marketing and maintenance activities. The decline in general and administrative expenses as a percentage of total revenue reflected the absorption of certain fixed costs over a larger revenue base. We expect general and administrative expenses to increase in absolute dollar terms as we expand our infrastructure and incur additional costs as a result of being a public company.

  Amortization of Deferred Stock Compensation. We amortized approximately $236,000 of deferred stock compensation in the nine-month period ended March 31, 1999. There was no deferred stock compensation amortization in the nine months ended March 31, 1998. We expect to amortize the remaining $1.2 million through fiscal 2002.

Other Income, Net

  Other income, net is generated primarily from the interest earned on cash and cash equivalents. Other income, net increased from $62,000 for the nine month period ended March 31, 1998 to $206,000 for the nine month period ended March 31, 1999. The growth in other income, net was principally the result of increased cash and cash equivalents.

Income Taxes

  We did not record a provision for federal or state income taxes in either the nine months ended March 31, 1998 or 1999, because we generated net operating loss carryforwards of approximately $3.2 million from inception to March 31, 1999. Our net operating loss carryforwards begin to expire in 2012. In the future, our utilization of the net operating loss carryforwards may be subject to substantial annual limitations due to the ownership change regulations contained in the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of the net operating loss carryforwards and other tax credits before we are able to use them. As of March 31, 1998 and 1999, we recorded a full valuation allowance for the deferred tax assets related to the future benefits, if any, of these net operating loss carryforwards.

Comparison of Fiscal Years Ended June 30, 1997 and 1998

Revenue

  Our total revenue increased 237% from $4.3 million for fiscal 1997 to $14.4 million for fiscal 1998. This increase was attributable to an increase in our customer base resulting in substantial growth in product license and maintenance unit sales. No one customer accounted for greater than 10% of total revenue during fiscal 1998. In fiscal 1997, one customer accounted for approximately 11% of total revenue.

  Licenses. License revenue increased 212% from $4.1 million for fiscal 1997 to $12.8 million for fiscal 1998, and license revenue represented 95.8% and 88.8% of total revenue in those periods, respectively. The decrease of license revenue as a percentage of total revenue was due to an increase in the number of customers that renewed maintenance agreements increased.

  Maintenance. Maintenance revenue increased 794% from $180,000 for fiscal 1997 to $1.6 million for fiscal 1998, and maintenance revenue represented 4.2% and 11.2% of total revenue in those periods, respectively. These increases resulted from the growth in software license revenue, as new licenses are generally sold with one year of maintenance, and renewals of maintenance agreements by existing customers.

Cost of Revenue

  License. License costs increased 90.3% from $206,000 for fiscal 1997 to $392,000 for fiscal 1998, and license costs represented 5.0% and 3.0% of license revenue in those periods, respectively. A majority of license costs related to the amortization of acquired technology. The increase in the absolute dollar amount was attributable to additional amortization of newly acquired technology. Acquired technology is amortized over three to five years. The decrease as a percentage of revenue was a result of increased growth of revenues relative to the growth in amortization expense for acquired technology.

  Maintenance. Maintenance costs increased 557% from $142,000 for fiscal 1997 to $933,000 for fiscal 1998, and maintenance costs represented 78.9% and 58.0% of maintenance revenue in those periods, respectively. The increase in the absolute dollar amount was attributable to the increase in our technical support department headcount. The decline in maintenance costs as a percentage of maintenance revenue related to improved productivity of our technical support staff.

Operating Expenses

  Sales and Marketing Expenses. Sales and marketing expenses increased 168% from $3.6 million for fiscal 1997 to $9.6 million for fiscal 1998, and sales and marketing expenses represented 83.3% and 66.7% of total revenue in those periods, respectively. The increase in the absolute dollar level of sales and marketing expenses was due primarily to the expansion of our direct sales and marketing organizations. The decrease in sales and marketing expenses as a percentage of total revenue reflected the increased productivity of our sales force.

  Research and Development Expenses. Research and development expenses increased 174% from $1.3 million for fiscal 1997 to $3.6 million for fiscal 1998, and research and development expenses represented 30.9% and 25.1% of total revenue in those periods, respectively. The increase in the absolute dollar level of research and development expenses was attributable to the hiring of additional research and development staff. The decline in research and development expense as a percentage of total revenue reflected the increase of revenue at a faster rate relative to the increase in research and development expenses.

  General and Administrative Expenses. General and administrative expenses increased 129% from $973,000 for fiscal 1997 to $2.2 million for fiscal 1998, and general and administrative expenses represented 22.8% and 15.5% of total revenue in those periods, respectively. The increase in the absolute dollar level of general and administrative expenses was primarily related to costs associated with the expansion of our administrative infrastructure in order to support our increased activities. The decrease in general and administrative expenses as a percentage of total revenue reflected increased absorption of fixed costs over a larger revenue base.

Other Income, Net

  Other income, net increased from $2,000 for fiscal 1997 to $63,000 for fiscal 1998. The growth in other income net was principally the result of increased cash and cash equivalent balances.

Income Taxes

  In fiscal 1997, we recorded an income tax benefit of $175,000 related to the purchase of our OnePoint Administrator product line. No tax provision or benefit was recorded for fiscal 1998, as we recognized a net loss for income tax purposes. As of June 30, 1997 and 1998, we recorded a full valuation allowance for the deferred tax assets related to the future benefits, if any, of these net operating loss carryforwards.

Write-off of Acquired In-Process Research and Development.

  In June 1997, we acquired from Serverware, Ltd. certain in-process research and development for $2.7 million consisting of cash of $100,000, a $2.5 million note payable, a warrant to purchase 333,333 shares of our common stock at an exercise price of $1.50 per share and $75,000 of direct costs incurred. No value was allocated to the warrant as such amount was not significant.

  We intended to utilize the acquired in-process research and development to develop a shrinkwrap event management product for Windows NT that we did not possess at the time. In order to capitalize on the event management market, our intention was to complete the in-process research and development as quickly as possible and sell and market that product (under the name SeNTry). From the date of acquisition to June 30, 1998, we expended approximately 80 person months, or approximately $800,000, to complete and enhance the in-process research and development. In June 1998 we completed SeNTry, which represented the first completed and enhanced version of the acquired technology. We then began internal development of an entirely new event management product (OnePoint Event Manager) the design of which was to be more consistent with our long-term product strategy.

  A significant amount of uncertainty existed surrounding the successful development and completion of the research and development acquired, which was estimated to be 70% complete at the date of the acquisition. This was our first attempt to develop event management technology. We were uncertain of our ability to complete the development of a new product within a timeframe acceptable to the market and ahead of competitors. The in-process research and development effort, at the time of purchase, had not reached technological feasibility as it lacked many key elements including: standardized implementation capabilities, a scalable and extensible architecture, enhanced user interfaces, broad functionality and extensive reporting capabilities.

  We assigned a value to the in-process research and development of $1.5 million and to the core technology of $1.1 million based on a discounted cash flow model. We based the cash flow projections for revenue on the projected incremental increase in revenue that we expected to receive from the completed acquired in-process research and development. Revenue derived from the completed in-process research and development was expected to commence after completion of the SeNTry product. We expected revenue from the in-process research and development to continue until the release of OnePoint Event Manager, which was expected to be released in fiscal 2000. We deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included: cost of revenue and general and administrative, customer support and sales and marketing expenses. We estimated operating expenses as a percentage of revenue and based such estimates primarily on projections we prepared.

  The cash flow projections attributable to the core technology included 50% of the net income before tax expense anticipated to be generated from the completed in-process technology and 15% from the net income before tax expense anticipated to be generated from OnePoint Event Manager, an entirely new and internally developed product. Revenue derived from OnePoint Event Manager was estimated through 2004. We deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included: cost of revenue and general and administrative, customer support and sales and marketing expenses. We estimated operating expenses as a percentage of revenue and based such estimates primarily on projections we prepared.

  The rate used to discount the net cash flows to present value was based on the weighted average cost of capital ("WACC"). We used a discount rate of 35% for valuing the in-process research and development and 25% for the core technology. These discount rates are higher than the implied WACC due to the inherent uncertainties surrounding the successful development of the acquired in-process research and development, the useful life of such in-process research and development, the profitability levels of such in-process research and development, and the uncertainty of technological advances that were unknown at the time.

Quarterly Results of Operations

  The following table presents our operating results for each of the seven quarters in the period ending March 31, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments consisting only of normal recurring adjustments have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

                                                   Quarter Ended
                          ----------------------------------------------------------------
                          Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31,
                            1997      1997     1998     1998     1998      1998     1999
                          --------- -------- -------- -------- --------- -------- --------
                                                   (in thousands)
Revenue:
 License................   $2,040    $2,795   $3,324   $4,608   $4,052    $4,744   $5,645
 Maintenance............      235       339      501      534      613       760    1,087
                           ------    ------   ------   ------   ------    ------   ------
 Total revenue..........    2,275     3,134    3,825    5,142    4,665     5,504    6,732
Cost of revenue:
 Cost of license........       98        98       98       98       96        96       99
 Cost of maintenance....      155       280      245      253      226       215      240
                           ------    ------   ------   ------   ------    ------   ------
 Total cost of revenue..      253       378      343      351      322       311      339
                           ------    ------   ------   ------   ------    ------   ------
 Gross margin...........    2,022     2,756    3,482    4,791    4,343     5,193    6,393
Operating expenses:
 Sales and marketing....    2,015     2,282    2,294    2,999    2,479     2,912    3,561
 Research and
  development...........      822       932      716    1,142    1,223     1,418    1,633
 General and
  administrative........      598       504      493      633      576       621      664
 Amortization of
  deferred stock
  compensation..........       --        --       --       --       32        46      158
 Abandoned lease costs..       --        --       --       --       --        --    1,034
                           ------    ------   ------   ------   ------    ------   ------
 Total operating
  expenses..............    3,435     3,718    3,503    4,774    4,310     4,997    7,050
                           ------    ------   ------   ------   ------    ------   ------
Operating income
 (loss).................   (1,413)     (962)     (21)      17       33       196     (657)
Other income (expense),
 net....................       17        38        7        1       43        80       83
                           ------    ------   ------   ------   ------    ------   ------
Income (loss) before
 income taxes...........   (1,396)     (924)     (14)      18       76       276     (574)
Provision (benefit) for
 income taxes...........       --        --       --       --       --        --       --
                           ------    ------   ------   ------   ------    ------   ------
Net income (loss).......   $1,396    $ (924)  $  (14)  $   18   $   76    $  276   $ (574)
                           ======    ======   ======   ======   ======    ======   ======

  Revenue has grown in each quarter, except the quarter ended September 30, 1998, as demand for our products increased. The increases in each quarter were due to the increased unit sales of licenses for our products. Revenue declined in the quarter ended September 30, 1998 because our sales staff closed a substantial number of transactions in the prior quarter, the last quarter of fiscal 1998, and selling opportunities decreased in the summer months.

  Cost of revenue has increased each quarter in conjunction with our increases in total revenue. Operating expenses have generally increased in absolute dollars each quarter as we have increased staffing in sales and marketing, product development and general and administrative functions. Sales and marketing expenses increased in the quarter ended June 30, 1998 primarily due to the sales staff achieving sales quotas for fiscal 1998, which resulted in sales commissions and incentives being paid in the fourth quarter and increased levels of discretionary marketing expense. Research and development expenses increased during the quarter ended December 31, 1997 due to contract development costs in conjunction with the purchase of in-process research and development in fiscal 1998 and decreased in the quarter ended March 31, 1998 due to a reduction in development activity as we conducted a search for new corporate management. We hired new management during the quarter ended June 30, 1998 and implemented a new business plan. As a result, all costs increased in the quarter ended June 30, 1998 due to increases in headcount and increased sales and marketing expenditures. We recorded total deferred stock compensation of $1.4 million in connection with stock options granted during the nine months ended March 31, 1999. We are amortizing these amounts over the vesting periods of the applicable options, which resulted in amortization expense of $32,000, $46,000 and $158,000 in the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999, respectively.

  As a result of our limited operating history, we cannot forecast operating expenses based on historical results. Accordingly, we base our expenses in part on future revenue projections. Most of our expenses are fixed in nature, and we may not be able to quickly reduce spending if revenue is lower than we have projected. Our ability to forecast accurately our quarterly sales is limited which makes it difficult to predict the quarterly revenue that we recognize. We would expect our business, operating results and financial condition to be materially adversely affected if revenues do not meet projections and our operating results would then be less than expected.

  We expect that our revenue and operating results may vary significantly from quarter to quarter, and we anticipate that our expenses will increase substantially in the foreseeable future as we:

  . increase our direct sales and marketing activities, including expanding our North American and international direct sales forces and extending our telesales efforts;

  . develop our technology, expand our OnePoint product suite and create and market products that operate with the commercial release version of Windows 2000;

  . expand our indirect distribution channels; and

  . pursue strategic relationships and acquisitions.

  Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

Liquidity and Capital Resources

  We have funded our operations primarily from license revenue received from inception to March 31, 1999 and the proceeds of approximately $10.2 million from the sale of common stock, preferred stock and warrants. At March 31, 1999, we had cash and cash equivalents of $9.5 million. As of March 31, 1999, we had an accumulated deficit of $8.8 million and working capital of $7.0 million, net of a short-term component of deferred revenue of $3.5 million.

  Our operating activities used net cash of $1.7 million in fiscal 1997, $439,000 in fiscal 1998 and provided net cash of $6.0 million in the nine month period ended March 31, 1999. Net cash used by operating activities in fiscal 1997 and fiscal 1998 was due primarily to our investments to create our internal infrastructure and purchase of equipment. Our operations generated net cash in the nine months ended March 31, 1999 primarily due to increased revenue, improved accounts receivable collection efforts and increased deferred revenue.

  Our investing activities used net cash of $1.2 million, $492,000 and $900,000 in fiscal 1997, fiscal 1998 and the nine months ended March 31, 1999, respectively. Our investing activities consisted primarily of net purchases of property and equipment.

  Our financing activities provided $3.1 million and $5.2 million in fiscal 1997 and fiscal 1998, respectively. In fiscal 1997 and fiscal 1998, financing activities consisted primarily of sales of redeemable convertible preferred stock partially offset in fiscal 1998 by the repurchase of 950,000 shares of Series A Preferred Stock for $2,850,000 and net repayments on debt facilities. In the nine-month period ended March 31, 1999, we used $238,000 of net cash for financing activities as the repayments on the debt facilities exceeded the generation of cash from the sales of our common stock to employees in connection with the exercise of stock options.

  We anticipate spending at least $1.1 million for office lease payments and approximately $1.5 million for capital expenditures over the next 12 months.

  From inception, we have made capital expenditures of $4.5 million, less accumulated depreciation and amortization of $1.8 million, to support our research and development, sales and marketing and administrative activities. We expect capital expenditures to increase over the next several years as we expand facilities and acquire equipment to support our planned expansion in sales and marketing. We expect to utilize cash resources to purchase additional equipment over the next 12 months.

  In January 1998, we obtained a revolving credit facility of $3.0 million from a commercial bank that we renewed in March 1999. The credit facility expires on February 5, 2000. Borrowings under the credit facility bear interest at the bank's prime rate. Under the terms of the loan agreement, all borrowings are collateralized by substantially all of our assets, and we must maintain certain financial ratios and other covenants. At March 31, 1999, we had no borrowings outstanding under the credit facility, and the unused amount of $3.0 million is available for drawdowns through February 5, 2000. We were in compliance with all covenants as of March 31, 1999 but we cannot assure you that we will be able to continue to comply with such covenants in the future.

  We intend to continue to invest heavily in the development of new products and enhancements to our existing products. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the costs involved in maintaining and enforcing intellectual property rights, the level and timing of license revenue, available borrowings under line of credit arrangements and other factors. We believe that the proceeds from this offering, together with our current cash and investment balances and any cash generated from operations and from available or future debt financing, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, it is possible that we may require additional financing within this period. We have no current plans, and we are not currently negotiating, to obtain additional financing following the completion of this offering. Our forecast period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described in this paragraph will affect our future capital requirements and the adequacy of our available funds. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot assure you that such funding, if needed, will be available to us on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. If we fail to raise capital when needed, our failure could have a material adverse effect on our business, operating results and financial condition.

Recent Accounting Pronouncements

  In March 1998, the American Institute of Certified Public Accountants, the AICPA, issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Statement of Position No. 98-1 requires entities to capitalize certain costs related to internal use software once certain criteria have been met. We expect that the adoption of Statement of Position No. 98-1 will not have a material impact on our financial position or results of operations. We will be required to implement Statement of Position No. 98-1 for our fiscal year beginning July 1, 2000.

  In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Statement of Position No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when Statement of Position No. 98-5 is adopted. We expect that the adoption of Statement of Position No. 98-5 will not have a material impact on our financial position or results of operations. We will be required to implement Statement of Position No. 98-5 for our fiscal year beginning July 1, 2000.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging activities." SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. We will be required to implement SFAS No. 133 for the fiscal year beginning July 1, 2001.

  In December 1998, the AICPA issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Statement of Position 98-9 amends Statement of Position 98-4, "Deferral of Effective Date of SOP 97-2" to further defer the application of certain passages of Statement of Position 97-2, "Software Revenue Recognition" through fiscal years that begin on or before March 15, 1999. We do not believe that the adoption of Statement of Position 98-9 will have a material effect on our results of operations or financial condition.

Qualitative and Quantitative Disclosures About Market Risk

  We develop products in the United States and sell those products primarily in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

  Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

  Our investment policy requires us to invest funds in excess of current operating requirements in:

     . obligations of the U.S. government and its agencies;

     . investment grade state and local government obligations;

     . securities of U.S. corporations rated A1 or P1 by Standard & Poors or the Moody's equivalents;

     . money market funds, deposits or notes issued or guaranteed by U.S. and non-U.S. commercial banks meeting certain credit rating and net worth requirements with maturities of less than two years.

  At March 31, 1999, our cash and cash equivalents consisted primarily of demand deposits and money market funds held by large institutions in the U.S., and our short-term investments were invested in corporate debt maturing in less than 60 days.

Year 2000 Readiness

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  We are currently conducting a review of the current versions of our products to determine Year 2000 compliance. We have searched through the software code for each of these applications and believe that we have identified all instances where date specific information is required. We have further investigated whether these date fields contain two or four digits, and have initiated efforts to upgrade our software when date fields that contain only two digits are discovered. Based on our preliminary review and the results of limited testing, we believe that our OnePoint product suite, when configured and used in accordance with their documentation, correctly recognize and function when used with Year 2000 date codes. We further intend to conduct extensive tests on all of our applications during this same time period to identify areas of deficiency and to develop action plans to correct and upgrade our software code.

  Our software applications run on several hardware platforms and associated operating systems, including those provided by Sun Microsystems, Digital Equipment and Silicon Graphics. In addition, our software operates in accordance with several external Windows NT protocols, such as HTTP and NNTP. Our software is therefore dependent upon the correct processing of dates by these systems and protocols. We have reviewed information made publicly available by our hardware platform partners regarding Year 2000 compliance and researched the date handling capabilities of applicable Windows NT protocols. Based on this research, we do not believe that the underlying systems and protocols that operate in conjunction with its software applications contain material Year 2000 deficiencies. However, we have not conducted our own tests to determine to what extent its software running on any of our hardware platforms and in accordance with any of its supported Windows NT protocols fails to properly recognize Year 2000 dates.

  We use multiple software systems for internal business purposes, including accounting, email, development, human resources, customer service and support, and sales tracking systems. All of these applications have been purchased within the preceding 18 months. We have made inquiries of vendors of the systems that we believe are critical to our business regarding their Year 2000 readiness. Each of these vendors has indicated to us that it believes its applications are Year 2000 compliant. However, we have not received affirmative documentation in this regard from any of these vendors, and we have not performed any operational tests on its internal systems.

  We are in the early stages of assessing our Year 2000 readiness. To date, the costs for conducting our assessment have not been material, and we expect total costs incurred in connection with our year 2000 project to be less than $100,000. Despite preliminary investigation and testing by us and our partners, our software applications and the underlying hardware systems and protocols running the software may contain undetected errors or defects associated with Year 2000 date functions. Our software applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in delay or loss of revenue, cancellation of customer contracts, diversion of development resources, damage to our reputation, increased service and warranty costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operation.

                                    BUSINESS

  The following business section contains forward looking statements relating to future events or the future financial performance of Mission Critical Software, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors including those set forth in "Risk Factors" and elsewhere in this prospectus.

Overview

  We are a leading provider of systems administration and operations management software products for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the largest and most complex computing environments by simplifying and automating key systems management functions. Our products can be deployed quickly, are based on an open and extensible architecture and are easy to use.

  As of March 31, 1999, our products had been installed by over 600 customers, including more than 40 of the 1999 Fortune 100 companies and some of the largest Internet datacenters in the world. We market and sell our products worldwide through a network of sales offices and distribution partners. Our products have been adopted in a wide variety of industries, including banking and finance, energy, healthcare, insurance and pharmaceuticals. Representative customers include Compaq Computer Corporation, DuPont, Johnson & Johnson, Lockheed Martin, Merck & Co., Inc., Prudential Insurance Company of America, Shell Services International Inc., Sprint Corporation and Wells Fargo & Company.

Industry Background

  The evolution of enterprise computing from centralized, mainframe-based computing to distributed, client/server and Internet-based computing has added substantial complexity to the management of computer network infrastructures. Today's information technology environments are characterized by distributed information systems, applications and networks. Many of these environments have been further complicated by the increasing use of the Internet as a medium for connecting businesses with customers, suppliers and employees. In the increasingly competitive business world, effective use of corporate and Internet-based networks has become a necessity, particularly for companies pursuing e-business strategies. For companies such as online retailers or Internet service providers that generate most of their revenue through electronic communication, systems issues such as network scalability, security, availability and performance are critical business considerations.

  In today's corporate networks, organizations are installing Windows NT servers in greater quantities and are using these Windows NT servers to address a broadening scope of business needs. Adoption of the Windows NT platform has accelerated as Windows NT servers are increasingly being used to run Internet sites and web server farms -- Internet-based networks composed of hundreds or thousands of tiered Windows NT servers -- and to support e-business and application hosting initiatives. In a survey of Fortune 1000 information technology managers, Forrester Research found that, on average, those managers expected 60% of their servers to run on Windows NT by the end of 2000. International Data Corporation projects that the installed base of Windows NT servers will increase from 2.2 million in 1998 to 6.3 million in 2002.

  The growing complexity of corporate and Internet-based Windows NT networks has placed increasing pressure on systems managers to maintain reliable network operations. These networks must be kept secure and available 24 hours per day, 7 days per week and must be able to support widely distributed global organizations. Failure to ensure these service levels could result in heavy penalties, including a loss of internal productivity and, with the increasing prevalence of e-commerce, corporate revenue. Although Windows NT servers are flexible and powerful operating systems, they require ongoing management support. To keep Windows NT networks running smoothly, companies have employed large departments of skilled systems administrators. This approach has proven costly and ineffective as the scarcity of skilled systems administrators has made these personnel very expensive. To improve both the efficiency and effectiveness of corporate and Internet-based Windows NT networks, businesses are increasingly using systems management software solutions. International Data Corporation projects the size of the market for 32-bit Windows systems management software--the market for software that manages Windows NT and other 32-bit Windows platforms--will grow from $1.8 billion in 1998 to $8.9 billion by 2003. To date, these software solutions have addressed two primary functions:

  . Systems Administration. The primary function of systems administration is to create and maintain the data that directs and secures the network operating system. Because of the volume, complexity and importance of the data produced by the operating system, its proper management is critical. Another key role of systems administration is to determine appropriate policies, including those that are designed to secure access to the network, data and applications, and to audit adherence to those policies. The automated application of policies benefits corporate and Internet networks by ensuring consistency in outcomes and reducing the systems administrator hours needed to maintain the network.

  . Operations Management. The primary function of systems operations management is to identify and respond as early as possible to problems such as breaches in security, hardware failures, software crashes and insufficient capacity. These activities are critical to the ongoing operation of corporate and Internet-based networks. For example, security operations management provides mechanisms for notification and response to unauthorized access or policy violations. Another role of systems operation management is to continually monitor the performance, responsiveness and availability of network services so that systems administrators can plan and budget for the frequently needed additions, upgrades and configuration changes.

  Several systems management software companies have attempted to provide this functionality for Windows NT and other operating system platforms. Their products fall into three general categories:

  . Utilities. Point applications and utilities focus on a specific systems administration problem and attempt to amplify systems administrator efforts. While these often are helpful in workgroup and small network situations, many of them have not been designed and tested to scale to larger networks. The need to evaluate and procure point applications and utilities one by one is costly. Many of these utilities also require substantial systems administrator time for integration with other systems management tools used on the networks.

  . Cross-platform point suites. Cross-platform point suites have broader applications than the point product solutions or utilities because of their ability to support multiple platforms (e.g., different operating systems such as Unix, Windows NT and MVS). However, we believe that these cross-platform point suites typically provide a limited depth of functionality due to the demands of functioning on multiple platforms. In addition, these suites are often more difficult to implement and manage than point applications or utilities.

  . Frameworks. Frameworks attempt to solve most systems management problems on most platforms. Although they offer the promise of a "one-stop-shop" for all enterprise systems management needs, they are complex, require a significant amount of knowledge and training to manage, and require a lengthy implementation. As with cross-platform point solutions, we believe that these framework solutions typically provide limited depth of functionality for Windows NT systems management given their broad scope.

  We believe that products in these categories have exhibited a variety of shortcomings in addressing Windows NT systems management requirements. They have either proven to be too narrow in scope, limited in terms of Windows NT functionality, overly difficult and costly to implement or some combination of the above. We believe that companies increasingly want software solutions that provide end-to-end integrated functionality for systems administration and operations management, can be rapidly deployed and are easy to use. Such a comprehensive product offering should enable companies to better utilize their skilled systems administrator resources and support the security, availability and performance demands of large distributed corporate and Internet-based networks. The solution should deliver embedded best practice knowledge, particularly that which relates to the increasing complexity of e-business related systems management, but should be customizable to meet specific customer needs. Finally, the solution should fully support and extend the existing capabilities of the Windows NT platform.

The Mission Critical Software Solution

  We are a leading provider of software products that enable scalable systems administration and operations management for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the most complex computing environments by simplifying and automating many key systems management functions. Our products are based on an open and extensible architecture, can be deployed quickly and are flexible and easy to use and enable quick deployment, flexibility and ease of use. Our software products provide the following features and benefits:

     Integrated, end-to-end eManagement. OnePoint is designed to facilitate eManagement -- the centralized management of critical systems infrastructure and applications for the extended enterprise. Customers can use OnePoint to monitor, manage, administer and secure a wide range of resources in the Windows NT environment including web server farms, e-commerce and corporate servers, firewalls, workstations, applications and the Windows 2000 Active Directory. OnePoint enables companies to automate labor-intensive tasks, such as security monitoring and administration, and to minimize the need for customization by embedding industry best practices. OnePoint is also designed to ease the transition from other operating system platforms, such as Novell Netware, to Windows NT by providing systems administrators with the ability to test implementations and convert systems incrementally.

     Designed to manage and enable e-business. Our software solutions enable systems administration and management of Windows NT servers that power e-business applications. OnePoint enables e-businesses to provide continuous, secure systems availability (24 hours, 7 days per week) and high transaction throughput to their customers, thereby increasing the level of overall customer satisfaction. OnePoint permits routine systems administration functions to be conducted without interruption of services and reduces the cost of eManagement by establishing policy-based rules, which automate specific systems management tasks. For example, OnePoint can respond to a hacker attack while the attack is in progress by reconfiguring the impacted web server to deny further communications from the unauthorized intruder.

     Highly scalable, extensible architecture. Each of our products is designed to operate in complex, enterprise-scale Windows NT environments. OnePoint centrally manages a large number of interlinked Windows NT servers and facilitates the expansion of the number of servers under management without time-consuming implementation. In addition, our products can be deployed rapidly and be implemented incrementally either by product or by department. The modular architecture of our products enables users to customize these products to meet their networks' specific needs.

     Lower total cost of ownership. We reduce the total cost of ownership by providing a single point of systems administration and operations management, which simplifies systems management processes and limits the skilled systems administrator resources required. We believe that our policy-based approach further reduces the number of required personnel by enabling businesses to automate many systems management tasks. Unlike many other alternatives, our software products enable systems administrators to implement network-wide policy-based rules without extensive programming or customization. Our solutions also reduce total cost of ownership by permitting departmental self administration for routine tasks, such as entering changes in user profile information, and by providing products that facilitate the transition from other operating system platforms without costly consulting services or extensive customization.

     Rapid and cost-effective self deployment. Our products are designed to be easy to install and use. Their automated implementation capabilities allow them to be installed in minutes, configured in hours and deployed worldwide in days. In addition, our products offer a familiar Windows look and feel that accelerates user adoption and minimizes the need for formal training. As a result, our products can be deployed without the need for extensive professional services or internal implementation support staff, thus increasing the potential return on investment for customers. For example, systems administrators can use our ActiveKnowledge modules to incorporate Windows NT-specific problem solving into their systems administration tools without extensive scripting on-site. We believe our rules-based technology is not only many times more scalable than simplistic script-based approaches but makes our products far easier and faster to deploy.

The Mission Critical Software Strategy

  Our objective is to maintain and strengthen our position as a leading provider of systems management software for corporate and Internet-based Windows server networks. Key elements of our strategy include:

     Extend our OnePoint product suite. We plan to increase the functionality of our OnePoint product suite through internal development and, potentially, strategic acquisitions. We will continue to extend our existing technology in systems administration and operations management and broaden our platform migration modules. For example, we intend to commercially release a new OnePoint product, File Administrator, in late 1999. We also intend to release products that facilitate migration from Windows NT and Netware to the commercial release version of Windows 2000. We have already released products that enable customers to transition from Windows NT to Windows 2000 (beta 3 version) and from Netware to Windows NT. We will continue to research and develop new products, examine the use of agents for administering and monitoring other operating platforms from a centralized Windows 2000 console and enhance integration of our products with framework solutions.

     Target companies and service providers conducting e-business. We believe that the growth of the Internet is accelerating demand for Windows NT servers. Our products are designed to support high volume, Internet-based networks and are currently being used to manage web server farms and e-commerce sites. We intend to expand our eManagement business by specifically targeting online retailers, Internet service providers, commerce service providers and other companies for which Windows NT systems management products are an operational necessity.

     Increase sales to existing customer base. Our variable license fee structure, which is based on the number of users and servers, allows customers to try our products without committing to a full enterprise-wide implementation. To date, a substantial portion of our revenues have come from additional sales of the same products within an existing customer's organization. We believe that there is a large market for selling new licenses for the same products as well as other products to our existing customers. We intend to continue our current incremental selling strategy. We will also pursue enterprise-wide initial sales whenever appropriate.

     Expand our customer base. Our products have been deployed by many of the largest organizations in the world. While we intend to expand our direct sales efforts to these large organizations, our variable license fee structure makes our solution viable for smaller enterprises as well. Through our ChannelOne partnership program and targeted telesales campaigns, we intend to increase our selling efforts to mid-sized companies that often are aggressive adopters of Windows NT because these smaller organizations often suffer most acutely from the lack of highly skilled systems management personnel. We believe these customers' business and computing needs are growing rapidly due to their adoption of Internet-based applications and other software solutions.

     Leverage and expand Microsoft relationship. We are currently a leading vendor of Windows NT-based systems management software, both in product sales and technology. We have developed an extensive relationship with Microsoft that includes the sharing of technology, joint marketing and sales efforts, Microsoft's use of our OnePoint Event Manager product for its global Internet and corporate datacenters and support for migration strategies for Windows 2000. We intend to continue to work with Microsoft to provide and jointly market solutions that exploit the full value, flexibility and depth of the Windows NT and Windows 2000 operating environments. Our Vice President of Strategic Alliances works closely with Microsoft at its Redmond campus to help us manage and expand our relationship. In addition, we have sales engineer and developer personnel located on Microsoft's Redmond campus.

     Expand global distribution channels. We believe that the international marketplace provides a significant growth opportunity as organizations worldwide adopt the Windows NT and Windows 2000 platforms. To date, we have sold our products domestically through our direct sales force and internationally through a limited number of distributors. We believe that the ease of deployment and use of our products and our pricing model make our products well suited for resale through indirect channels such as international distributors and strategic partners. We intend to expand indirect selling of our products through strategic partner arrangements and to engage international distributors with substantial market penetration in the enterprise systems software segment. In addition, we intend to expand our direct sales presence in key international markets.

Products and Technology

  Our OnePoint product suite provides scalable systems administration and operations management for even the largest and most complex computing environments in a manner that is quick to deploy, flexible and easy to use. OnePoint currently consists of the following products:

     . Directory & Resource Administrator

     . Domain & Migration Administrator

     . Exchange Administrator

     . Event Manager

     . Framework Integration

  The OnePoint product suite's open and extensible architecture is designed to provide stability, high performance and scalability. The OnePoint suite is modular and allows organizations to add functionality as their corporate or Internet-based Windows NT networks expand. Each generation of OnePoint products has introduced additional functionality, such as our May 1999 Release
5.0 that added a migration tool for Windows 2000 (beta 3 version).

  Our OnePoint product suite provides rich systems administration, operations management and security functionality along with a reduction in the total cost of network operations by:

     . Providing an out-of-the-box solution that does not require extensive customization;

     . Automating systems management functions by using policy-based rules to reduce the number of expensive systems manager hours needed to manage Windows NT systems;

     . Applying centrally determined rules to Windows NT systems throughout the enterprise to increase system reliability and security;

     . Delegating systems management tasks to business department personnel to improve response time and limit systems administrator hours required; and

     . Facilitating more rapid security audits through monitoring and logging capabilities.

  The major components of the OnePoint suite are illustrated and summarized below.

[Graphic showing components of OnePoint suite including Functions--Systems Administration, Security, Operations Management; Products--Directory & Resource Administrator, Domain & Migration Administrator, Exchange Administrator, Event Manager, Framework Integration; Infrastructure--Active Knowledge Library, Active Administration & Operations Engine]

                            OnePoint Suite--Products


 Products                               Features and Benefits
--------------------------------------------------------------------------------
 OnePoint Directory & Resource
 Administrator

                                        . Central definition of security
 Provides unified, policy-based           policies and rules
 administration of directory content    . Secure distribution of
 and non-directory resources for          administrative tasks to line of
 increased security, data integrity       business departments to increase
 and reduced administrative effort.       service levels and reduce systems
                                          administrator workload
                                        . Monitoring and logging facilities
                                          for comprehensive security audit

--------------------------------------------------------------------------------
 OnePoint Domain & Migration
 Administrator

                                        . Domain consolidation and
 Simplifies networks by reducing the      reconfiguration to simplify
 number of domains and platforms          systems administration, reduce
 required.                                systems administrator workload
                                          and reduce the amount of hardware
                                          required to run a Windows NT-
                                          based network
                                        . Design, modeling, testing and
                                          implementation of Windows 2000
                                          (currently in beta) Active
                                          Directory structures to enable
                                          flexible, efficient responses to
                                          organizational change
                                        . Simplified and rapid migration
                                          from Windows NT 4.0 to Windows
                                          2000 (currently in beta)
                                        . Simplified and rapid migration
                                          from Novell Netware to Windows NT
                                          4.0 and Windows 2000 (currently
                                          in beta)

--------------------------------------------------------------------------------
 OnePoint Exchange Administrator

                                        . Unified administration of the
 Enables secure, distributed and          Exchange and Windows NT
 synchronized administration of           directories to insure data
 Microsoft Exchange mailboxes and         consistency and integrity
 distribution lists.                    . Central definition of security
                                          policies and rules for mailbox
                                          administration
                                        . Distribution of mailbox
                                          administration tasks to line of
                                          business departments to increase
                                          service levels and reduce systems
                                          administrator workload
                                        . Comprehensive security audit
                                          through monitoring and logging

 Products                                Features and Benefits
--------------------------------------------------------------------------------

 OnePoint Event Manager                  . Real-time system availability and
                                           performance monitoring

 Enables operations management and       . Comprehensive security monitoring
 monitoring of a wide range of             and intrusion detection
 network components by providing         . Comprehensive monitoring of
 real-time event and problem               operation, performance and security
 detection and automated problem           for web farms
 resolution.                             . Automated problem resolution via
                                           execution of ActiveKnowledge
                                           modules and integration with
                                           OnePoint administration products
                                         . Real-time console, pager and email
                                           alerts
                                         . High performance, low overhead,
                                           data collection and filtering
                                         . Continuous monitoring of tens of
                                           thousands of servers and
                                           applications

--------------------------------------------------------------------------------
 OnePoint Framework Integration          . Continuous monitoring of a
                                           OnePoint-managed network through
                                           the Tivoli management console

 Enables OnePoint to integrate with
 existing frameworks and systems
 management environments.


                   OnePoint Suite--Infrastructure Components


 Component                               Features and Benefits

--------------------------------------------------------------------------------
 ActiveKnowledge Library                 . Designed to eliminate the need for
                                           service intensive implementations

 Library of pre-built rules based on     . Pre-defined event filters,
 Windows NT systems management best        performance counters, alerts and
 practices that enables out-of-the         automated responses for a wide
 box automation of systems                 range of events and problem
 administration and operations             conditions
 management tasks.                       . Over 25 modules for most Windows NT
                                           components and applications such as
                                           Windows NT Security Logs and
                                           Microsoft Internet Information
                                           Server

                                         . Customizable and extensible modules

--------------------------------------------------------------------------------
 Active Administration & Operations      . High performance and scalability
 Engine                                    due to three-tier client-server
                                           architecture

 Provides common infrastructure          . Complete extensibility and
 services for all OnePoint modules.        customization of OnePoint products
                                           through scripting engine
                                         . Integration with third party
                                           products
                                         . Comprehensive support for
                                           Microsoft's Active Directory
                                           Services Interface



OnePoint Architecture

  OnePoint is based on a three tier client-server architecture as illustrated below. OnePoint exploits Microsoft's Distributed interNet Application ("DNA") architecture technologies to provide increased security, simplicity and performance in the system management arena. These technologies enable simplified component level programming, multi-part transactions, support for 3-tier and n-tier distributed components, extended security and integration with the Internet and the web. We believe that DNA technologies are important in the area of securing and managing complex systems infrastructure components and their data and that they provide a point of differentiation between our products and those of other vendors.

[Graphic description of tools, system and application services and the three layers that includes the presentation layer, the business logic layer and the data layer]






  Presentation Layer--provides the interfaces that systems administrators and managers use to perform systems management functions. Multiple interfaces are provided to meet the unique needs of specific types of users:

  . Microsoft Management Console--OnePoint products are provided as snap-ins that integrate into the Microsoft Management Console and are designed for use by professional systems managers to provide rich functionality.

  . Web client--A task-oriented thin web client, requiring no workstation installation, provides a simple and effective tool for non systems professionals, such as a line of business department assistant, to perform administrative activities efficiently, securely and safely.

  . Application programming and scripting interfaces--These interfaces enable professional administrators to customize or extend the functionality of OnePoint products to meet the unique needs of a specific organization.

  Business Logic Layer--provides a layer of common services that manages the communication between the data and presentation layers. The business logic layer ensures that administrative and operational policies are enforced, that transactions across multiple data stores are managed and that the integrity of data store content is maintained.

  Data Layer--dynamically manages the collection and update of data from a wide range of Windows NT and Windows 2000 data sources including the Windows NT 4.0 Security Access Manager, Windows 2000 ActiveDirectory, Exchange, application event logs, Windows NT system services and the Windows Registry.

Customers

  Our products have been sold to over 600 corporations, governmental agencies and other organizations worldwide including more than 40 of the 1999 Fortune 100 companies. The following table lists our customers that each accounted for more than $100,000 in total revenue from July 19, 1996 to March 31, 1999.


ABN Amro Securities       Dow Chemical                Ontario Hydro Services
  (UK) Ltd.               DTO Maasland N.V.             Company
Advanced Micro Devices    DuPont                       Pacific Gas & Electric
ALCOA, Inc.               Eastman Chemical Company     Pharmacia & Upjohn,
Allied Signal             Equitable Life Insurance      Inc.
Allstate Insurance        Federal Deposit Insurance    Philip Morris EFTA
 Company                   Corporation
Anheuser-Busch            F. Hoffman-LaRoche Ltd.      Procter & Gamble
Applied Materials         First Union National Bank     Company
ASZ N.V.                  Glaxo Wellcome               PricewaterhouseCoopers
Banque Paribas            Hennepin County               LLP
Bayerisch Landesbank      Honeywell                    The Prudential Insurance
Bechtel                   Houston Independent School    Company of America
BellSouth Cellular         District                    Public Service Electric
British Aerospace         Johnson & Johnson             & Gas Co.
British Nuclear Fuels     Kadena AFB, Japan            Raychem Corporation
British Petroleum         Kaiser Foundation Health     Republic Industries,
Carlson Companies         Lehman Brothers               Inc.
Carnival Cruise Lines     LM Ericsson AB               Rogers Cable TV
The Chubb Corporation     Lockheed Martin              Schering-Plough
Citigroup                 Marathon Oil Company         Corporation
CNF Service Company       MCI Systemhouse              Shell Services
Coca Cola Company         Merck & Co., Inc.            International Inc.
Columbia Healthcare       Merrill Lynch, Pierce,       SHL Computer Innovation
Compaq Computer            Fenner & Smith              SHL System House--Amoco
 Corporation              Microsoft Corporation         Division
Computacenter Ltd         Ministerie van Landbouw      Social Security
Countrywide Home Loan     Morgan Stanley & Co., Inc.   Administration
Cox Communications        Motorola, Inc.               Sonnenschein Nath &
Credit Suisse             NationsBank                   Rosenthal
CSC Computer Sciences     Nationwide Building Society  Sprint Corporation
Cummins Engine Co.        Nike                         Sutter Health
Defense Intelligence      Nortel                       Swisscom AG
  Agency                  Norwest Banks                Texas Department of
Dell Computer             Novartis Argentina SA         Transportation
 Corporation                                           Trellis Network
Department of Foreign                                  Services, Inc.
 Affairs                                               TRW Inc.
Detroit Edison                                         U.K. Ministry of
Deutsche Morgan Grenfell                               Defence
Digital Equipment                                      Union Bank of
 Corporation                                           Switzerland
                                                       USAA
                                                       Washington State
                                                       Department
                                                        of Corrections
                                                       Wells Fargo & Company
                                                       Western Wireless
                                                       Weyerhauser Company

  Customers often buy for a single location, department or division, and then, based upon the initial success of the products in that location, department or division, later expand their use of our products into other parts of the organization. We believe we can sell our existing products more deeply within our existing customer sites and sell new products as we expand our product line. We will continue to pursue enterprise wide sales as appropriate. In fiscal 1997, fiscal 1998 and the nine months ended March 31, 1999, no single customer comprised more than 10% of our revenue.

Microsoft Relationship

  Currently Microsoft is a supplier, partner and customer.

  Supplier. Our products are focused on the Windows NT marketplace. We have relationships with Microsoft's Developer Relations Group and Windows 2000 Product Management Group. We believe that these relationships enable us to anticipate Microsoft's evolving product strategy in advance of the market and to create products designed to increase the value of Microsoft's operating systems. In addition, we believe that the relationship enables us to have early access to technologies and/or influence the development of special requirements.

  Partner. We are a member of numerous Microsoft program partnerships. We participate as partners in the Microsoft Certified Solution Provider, ADSI Partner and Security Partner programs. We also participate in Microsoft's BackOffice program, whereby Microsoft tests and certifies our products as BackOffice compatible. We have been chosen as one of the vendors whom Microsoft promotes through both its internal and external marketing programs. The objectives of these programs are to increase Windows NT server sales by informing both Microsoft field personnel as well as potential customers about the added value of our solutions. We also participate in numerous Microsoft sponsored events such as COMDEX, Windows 2000 Rapid Deployment Conferences and TechEd. At some of the tradeshows we attend, we demonstrate and/or present as a member of the Microsoft Partner Pavilion. In addition to the above, we participate in extensive joint field work with Microsoft account representatives, systems engineers and consultants through a concerted program of awareness, joint presentations, briefings and sales calls.

  Customer. Microsoft's Information Technology Group became our customer in June 1998 when Microsoft licensed our OnePoint Event Manager product. Microsoft selected OnePoint Event Manager to perform strategic event management of its global Internet and corporate data centers. Microsoft has five primary datacenters, including three Internet datacenters (in Redmond, Washington, the United Kingdom and Japan) and two main corporate data centers (in Redmond and Ireland). The Microsoft Information Technology Group uses the OnePoint Event Manager product to centrally monitor and provide alert notification for proactively managing the health status of more than 3,000 critical business systems.

Sales and Marketing

  We sell our products primarily through our direct sales force and distributors. Historically our sales efforts have focused on companies with more than 3,000 employees. We intend to continue these efforts and to expand our sales efforts to middle-market companies. We have relied on systems integrators and consulting service providers for only a limited number of sales, but we intend to explore opportunities to work with systems integrators and consulting service providers in the future.

  Direct Sales. We sell our products primarily through a direct sales force using a team approach. We believe this approach allows us to achieve control of the sales process and respond rapidly to customer needs. Each sales team consists of three persons: a sales manager, an inside sales person and a sales engineer. The sales manager is responsible for coordinating the efforts of the sales team and for finalizing customer requirements and closing the sale. The inside sales person is responsible for maintaining contact with existing customers as well as prospecting for and qualifying potential new customers. The sales engineer is a highly skilled technical employee responsible for supporting products sales, including all technical aspects related to sales of our products. Our typical sales cycle has averaged three months.

  As of March 31, 1999, we had 43 persons in our direct sales organization worldwide. The direct sales force for North America is distributed throughout the United States and Toronto, Canada and accounts for substantially all of our North American revenues. During 1999, we established direct sales activities in Germany and France. We also have sales representatives based in London, England. We have increased the size of our direct sales organization from 29 to 43 individuals over the past year and expect to continue hiring sales personnel over the next 12 months, primarily in North America.

  Distributors and Resellers. In addition to our direct sales strategy, we have established indirect sales channels through distributors and other resellers. Outside North America, we have historically relied heavily on our indirect sales channel. We have established a network of resellers and distributors in Europe, Australia and Brazil, with the concentration of such distributors being located in Europe.

  Our international distributors and other resellers typically perform marketing, sales and technical support functions in their country or region. Each one may distribute direct to the customer, via other resellers or through a mixture of both channels. We actively train our international distributors in both product and sales methodology.

  Systems Integrators and Service Providers. To date, we have yet to significantly utilize systems integrators or service providers in our selling efforts. We are currently evaluating opportunities for and plan to expand joint sales with systems integrators and consulting service providers, particularly with respect to the implementation of Windows 2000.

  Marketing Programs. To support our growing sales organization and channel, we have devoted significant resources in the past year to building and launching a series of marketing campaigns. Our marketing efforts have included a number of programs, such as seminars, industry trade shows, mailings, analyst and press tours, advertising and public relations. We believe these marketing programs have resulted in a number of sales leads.

Customer Service and Support

  We believe that a high level of customer service and support is critical to the successful marketing and sale of our products. We are developing a comprehensive service and support organization to manage customer accounts and expect to provide an increasing level of support as our products are deployed across a range of customers. We provide support for our products and services primarily from our Houston, Texas location. We plan to establish additional service and support sites internationally commensurate with customer needs.

  Our products are designed to be implemented quickly and effectively by our customers and to require minimal support from us. We provide technical support to our customers through maintenance and support agreements. This support includes assistance with product installation, configuration and initial set-up, run-time support and support during extended hours. We generally provide our support via e-mail, the Internet, facsimile and telephone. We make software upgrades available to customers with maintenance agreements as the upgrades are released.

Research and Development

  We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications and increasing the competitiveness of our product offerings. We have invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves all functional groups within our company and is designed to provide a framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market successfully. In addition, we have actively recruited key computer engineers and software developers with expertise and degrees in computer science. Our product development strategy emphasizes rapid innovation and product releases. As of March 31, 1999, our research and development staff consisted of 52 full-time employees. To date, none of our development staff has left our company since inception.

  We are currently preparing our OnePoint product suite to support the commercial release version of Windows 2000. Our research and development expenses totaled $1.3 million for fiscal 1997, $3.6 million for fiscal 1998 and $4.3 million for the nine months ended March 31, 1999.

Competition

  We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition primarily from systems management software vendors that provide solutions for distributed computing systems. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

  Companies offering competitive products vary in scope and breadth of the products and services offered and include:

  . internal systems management departments;

  . providers of point solutions for Windows NT directory administration, domain consolidation migration and event management, such as Master, Design & Development, Micromuse, Fastlane, Entevo, NetIQ, System Options and Aelita Software Group;

  . providers of security and audit products for Windows NT such as BindView and Netwise; and

  . providers of systems management suites and/or frameworks such as Computer
    Associates, Hewlett-Packard, Tivoli and BMC Software.

  We believe the principal factors that will draw end-users to a systems management software product include depth of product functionality, ability to work natively with Windows NT, scalability, product quality and performance, conformance to industry standards, competitive price and customer support.

Proprietary Rights

  We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. However, we believe that such measures afford only limited protection. We license our software products primarily under shrink wrap licenses (i.e., licenses included as part of the product packaging). Shrink wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package. We believe, however, that these measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.

  We are not aware that we are infringing any proprietary rights of third parties. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

Employees

  As of March 31, 1999, we had 136 full-time employees, 52 of whom were engaged in research and development, 53 in sales and marketing, 10 in customer support, and 21 in finance, administration and operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

  We lease approximately 32,000 square feet in a single office building located in Houston, Texas pursuant to a lease that expires in August 2003. We have signed a five-year lease for approximately 70,000 square feet of office space in Houston, Texas. We also lease space in Lakewood, California; Atlanta, Georgia; Austin, Texas; McLean, Virginia; and London, England. The term of any one of these leases is not more than 12 months.

                                   MANAGEMENT

Executive Officers And Directors

  The following table sets forth certain information with respect to our executive officers and directors of and their ages as of March 31, 1999.

Name                     Age Position
----                     --- --------
Michael S. Bennett......  47 Chairman of the Board, President and Chief Executive Officer
Thomas P. Bernhardt.....  46 Chief Technology Officer and Director
Stephen E. Odom.........  47 Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary
Brian J. McGrath........  60 Vice President of Sales
Richard J. Pleczko......  41 Vice President of Marketing and Product Management
Stephen Kangas..........  46 Vice President of Strategic Alliances
Olivier J. Thierry......  43 Vice President of Marketing Communications
Michael Rovner..........  29 Director of Business Development
Douglas L. Ayer(2)......  62 Director
Michael J. Maples.......  56 Director
John J. Moores(1).......  54 Director
Scott D. Sandell(2).....  34 Director
John D. Thornton(1).....  34 Director

---------------------
(1) Member of audit committee
(2)Member of compensation committee

  Michael S. Bennett has served as President, Chief Executive Officer, and as a member of the board of directors of our company since May 1998. He was appointed Chairman of the Board in February 1999. From August 1996 until April 1998, he served as President and Chief Executive Officer of Learmonth & Burchett Management Systems plc ("LBMS"), a provider of process management tools for software development. Prior to joining LBMS in August 1996, Mr. Bennett served as President and Chief Executive Officer of Summagraphics from June 1993 to July 1996, until its acquisition by Lockheed Martin's CalComp subsidiary. Prior to that time, Mr. Bennett served as a senior executive with Dell Computer Corporation and as chief executive officer of several high technology organizations.

  Thomas P. Bernhardt is a founder of our company and has served as a director since July 1996. Mr. Bernhardt was a consultant to our company from September 1996 to January 1997, when he joined us on a full time basis as its Chief Technology Officer, which is his current role. From February 1998 to May 1998, he also served as our interim President and Chief Executive Officer. From January 1989 to December 1996, Mr. Bernhardt was a consultant with RCG International, an information technology consulting services company. Mr. Bernhardt holds a B.S. degree in Experimental Psychology from the University of Notre Dame.

  Stephen E. Odom has served as our Chief Financial Officer, Treasurer and Secretary since May 1998. In January 1999, Mr. Odom was also appointed our Chief Operating Officer. From April 1995 until April 1998, he served as Chief Financial Officer, Senior Vice President Finance, and Secretary of LBMS. From July 1988 to April 1995, Mr. Odom was a Partner with PricewaterhouseCoopers LLP. Mr. Odom holds a B.B.A. degree in Accounting from Georgia State University.

  Brian J. McGrath joined our company as a consultant in January 1997 and has served as our Vice President of Sales since January 1998. From June 1980 until present, Mr. McGrath also served as a principal of McGrath & Associates, a contract software selling firm.

  Richard Pleczko has served as our Vice President of Marketing and Product Management since December 1998. From May 1998 to December 1998, Mr. Pleczko served as Senior Vice President of World

Wide Marketing at PLATINUM technology, inc., a software company. From April 1985 until May 1998, Mr. Pleczko served in various managerial positions with LBMS, the most recent of which was Senior Vice President--Marketing and Product Development.

  Stephen Kangas has served as our Vice President of Strategic Alliances since February 1999. From May 1998 to February 1999, Mr. Kangas was the President, Chief Executive Officer, and a founder at SendDocs.com, an Internet-based services company. From August 1996 to May 1998, Mr. Kangas served as the President, Chief Operating Officer, and a founder of Exodus Technologies, Inc., a software company. From December 1995 to August 1996, Mr. Kangas served as the Vice President of Marketing for Intertech Imaging, Inc., a software company. From January 1994 to December 1995, Mr. Kangas served as the General Manager of Wall Data, Inc., a software company.

  Olivier J. Thierry has served as our Vice President of Marketing Communications since February 1998. Mr. Thierry also served as our Vice President of Product Management from February 1998 to December 1998. From December 1993 until joining our company, Mr. Thierry was Vice President of Antares Alliance Group, a provider of enterprise development tools jointly owned by Amdahl Corporation and EDS.

  Michael Rovner has served as our Director of Business Development since March 1999. From June 1998 to February 1999, Mr. Rovner served as the Director of Product Management at ClearCommerce Corporation, an e-commerce software company. From July 1997 to June 1998, Mr. Rovner served as a consultant to Federal Express Corporation specializing in global logistics and e-commerce strategies. From November 1995 to June 1997, Mr. Rovner served as Product Manager for Data Warehousing and Online Analytical Processing at Informix Software, Inc., a database software company. From June 1993 to November 1995, Mr. Rovner served as a product manager for Empart, Inc., a software company. Mr. Rovner holds B.A. degrees in English and Political Science from the University of California at Los Angeles.

  Douglas L. Ayer has served as a director of our company since September 1996. Mr. Ayer has served as President and Managing Partner of International Capital Partners, Inc., a venture capital firm, since 1989. Prior to joining International Capital Partners, Mr. Ayer was the Chief Executive Officer of Cametrics, Inc., a manufacturer of engineered metal components. Mr. Ayer also serves as a member of the boards of directors of Biopool, Inc., a medical diagnostic test kit company, and Coffee People, Inc., a coffee retailer and franchise company. Mr. Ayer holds a B.S.E. degree in Aeronautical Engineering from Princeton University and an M.B.A. degree from Harvard University.

  Michael J. Maples has served as a director of our company since April 1999. Mr. Maples manages private investments. From April 1988 to July 1995, Mr. Maples held various management positions at Microsoft Corporation, the most recent of which was Executive Vice President of the Worldwide Products Group and a member of the office of the president. Prior to that, he served as a Director of Software Strategy for IBM. He also serves as a director of J.D. Edwards & Company, an enterprise software company, Lexmark International, Inc., a laser and inkjet printer company, and PSW Technologies, a software company. Mr. Maples is also a member of the Board of Visitors for the Engineering School at the University of Oklahoma and the College of Engineering Foundation Advisory Counsel at the University of Texas at Austin. Mr. Maples holds a B.S. degree in electrical engineering from the University of Oklahoma and an M.B.A. degree from Oklahoma City University.

  John J. Moores has served as a director of our company since June 1997. Mr. Moores has served as owner and Chairman of the Board of the San Diego Padres Baseball Club, L.P. since December 1994, and since September 1991 as Chairman of the Board of JMI Services, Inc., a private investment company. In 1980, Mr. Moores founded BMC Software, Inc., a vendor of system software utilities, and served as its president and Chief Executive Officer until 1986 and as its Chairman of the Board until 1992. Mr. Moores also serves as Chairman of the Board of Peregrine Systems, Inc., an infrastructure management software company and of Neon Systems, Inc., an enterprise middleware and systems management software company, as well as numerous privately held companies. Mr. Moores serves as a director of BindView Development

Corporation, a systems management software company. Mr. Moores is a member of the Board of Regents of The University of California, The Carter Center of Emory University and of Scripps Research, Inc. Mr. Moores holds a B.S. degree in Economics and a J.D. degree from University of Houston.

  Scott D. Sandell has served as a director of our company since September 1996. Mr. Sandell has served as a partner of New Enterprise Associates, a venture capital firm, and in other capacities at such firm since January 1996. Prior to joining New Enterprise Associates, Mr. Sandell was the President of Yankee Pacific Company, a marketing and business strategy consulting firm from March 1994 to December 1995. He is also a member of the boards of directors of several privately held companies. Mr. Sandell holds a B.S. degree in Engineering Sciences from Dartmouth College and a M.B.A. degree from the Stanford Graduate School of Business.

  John D. Thornton has served as a director of our company since June 1997. Mr. Thornton has served as a general partner of Austin Ventures, a venture capital firm, where he has been employed since 1991. Prior to joining Austin Ventures, Mr. Thornton was a consultant with McKinsey & Co., an international consulting firm. Mr. Thornton also serves on the board of directors of Vignette Corporation, an Internet relationship management software company, and is also a member of the boards of directors of several privately held companies. Mr. Thornton holds a B.A. degree in Economics from Trinity University and an M.B.A. degree from the Stanford Graduate School of Business.

  Prior to the closing of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Bennett, Sandell and Thornton will be in the class of directors whose term expires at the 1999 annual meeting of stockholders. Mr. Moores will be in the class of directors whose term expires at the 2000 annual meeting of the stockholders. Messrs. Ayer, Bernhardt and Maples will be in the class of directors whose term expires at the 2001 annual meeting of stockholders.

  Our board of directors currently consists of seven members. At each annual meeting of stockholders, the successors to each class of directors will be elected to serve for three year terms from the time of election and qualification until the next annual meeting at which such director's class stands for election. Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors.

  Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

  Mr. Sandell is Mr. Ayer's son-in-law. There are no other family relationships among any of our directors, officers or key employees.

Board Committees

  We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all of our officers and establishes and reviews general policies relating to compensation and benefits of employees.

Compensation Committee Interlocks and Insider Participation

  Our board of directors established its compensation committee in December 1997. Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Director Compensation

  Directors do not currently receive any cash compensation our company for their service as members of our board of directors, although they are reimbursed for certain expenses in connection with attendance at board and committee meetings. Under our 1997 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors, and, after this offering is completed, all nonemployee directors will receive stock options pursuant to the automatic option grant program in effect under the Director Plan. See "--Incentive Stock Plans."

Executive Compensation

  Summary Compensation Table. The following table sets forth the compensation earned for services rendered to us in all capacities by our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 (collectively, the "Named Executive Officers") for the nine months ended March 31, 1999:

                                                    Long-Term
                                      Annual       Compensation
                                   Compensation       Awards
                                ------------------ ------------
                                                    Securities
                                                    Underlying     All Other
Name and Principal Positions    Salary($) Bonus($)  Options(#)  Compensation(1)
----------------------------    --------- -------- ------------ --------------
Michael S. Bennett
 President and Chief Executive
 Officer......................  $150,012  $ 99,167        --        $  326
Thomas P. Bernhardt
 Chief Technology Officer.....   129,167    20,000   160,000           326
Stephen E. Odom
 Chief Operating Officer,
 Chief Financial Officer,
 Treasurer and Secretary......   150,005     8,000        --           326
Brian McGrath
 Vice President of Sales(2)...   150,012   305,235        --         1,316
Olivier J. Thierry
 Vice President of Marketing
 Communications...............   131,262    36,667        --        80,197

---------------------
(1) Represents excess compensation associated with premiums for life insurance with respect to $326 for each of Messrs. Bennett, Bernhardt, Odom and Thierry and $1,316 for Mr. McGrath. $79,871 represents moving expenses paid in connection with Mr. Thierry's relocation agreement. See "Certain Transactions."
(2) Bonus represents sales commissions paid to Mr. McGrath. See "Employment Agreements and Change in Control Agreements."

  Option Grants in Current Fiscal Year. The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the nine months ended March 31, 1999.

                                                                                  Potential Realizable
                                                                                    Value at Assumed
                           Number of                                              Annual Rates of Stock
                          Securities   Percent of Total                              Appreciation for
                          Underlying   Options Granted                                Option Term(3)
Name and Principal          Options      to Employees   Exercise Price Expiration ---------------------
Position                 Granted(#)(1) During Period(2)   ($/share)       Date        5%        10%
------------------       ------------- ---------------- -------------- ---------- ---------- ----------
Michael S. Bennett
  President and Chief
  Executive Officer.....         --            --              --             --          --         --
Thomas P. Bernhardt
  Chief Technology
  Officer...............    160,000          14.4            2.75(4)    08/27/03     149,600    339,456
Stephen E. Odom
  Chief Operating
  Officer, Chief
  Financial Officer,
  Treasurer and
  Secretary.............         --            --              --             --          --         --
Brian McGrath
  Vice President of
   Sales................         --            --              --             --          --         --
Olivier J. Thierry
  Vice President of
  Marketing
  Communications........         --            --              --             --          --         --

---------------------
(1) 25% of the shares subject to the option vest one year after the date of grant and the remaining 75% of the shares subject to the option vest monthly over the next three years.
(2) We granted options to purchase an aggregate of 1,091,660 shares during the nine months ended March 31, 1999 to employees of and consultants.
(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.
(4) The exercise price per share of the option was equal to 110% the fair market value of the common stock on the date of grant as determined by the board of directors.

  Option Exercises in Current Fiscal Year and Most Recent Quarter-End Option Values. The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the nine months ended March 31, 1999 and exercisable and unexercisable options held as of March 31, 1999:

                                             Number of Securities
                          Shares            Underlying Unexercised     Value of Unexercised
                         Acquired                 Options at          In-the-Money Options at
                            on     Value      March 31, 1999 (#)       March 31, 1999 ($)(2)
Name and Principal       Exercise Realized ------------------------- -------------------------
Positions                  (#)     ($)(1)  Exercisable Unexercisable Exercisable Unexercisable
------------------       -------- -------- ----------- ------------- ----------- -------------
Michael S. Bennett
  President and Chief
  Executive Officer.....      --       --    275,979      660,669     3,311,748    7,928,028
Thomas P. Bernhardt
  Chief Technology
  Officer...............      --       --     15,000      175,000       180,000    2,100,000
Stephen E. Odom
  Chief Operating
  Officer, Chief
  Financial Officer,
  Treasurer and
  Secretary.............      --       --     46,002      154,734       552,024    1,856,808
Brian McGrath
  Vice President of
   Sales................  70,625   67,500     11,250       98,125       135,000    1,177,500
Olivier J. Thierry
  Vice President of
  Marketing
  Communications........  60,000  180,000     15,000      105,000        45,000    1,260,000

---------------------
(1) "Value realized" is calculated on the basis of the fair market value of the common stock on the date of exercise minus the exercise price. It does not necessarily indicate that the optionee sold such stock for such amount.
(2) The value of "in-the-money" options represents the positive spread between the exercise price of the stock options and the fair market value of the common stock on the date of exercise as determined by our board of directors. The per share fair market value of the common stock was $12.50 per share as of March 31, 1999.

Incentive Stock Plans

  The following summaries assume we have obtained stockholder approval of the amendments to our 1997 Stock Option Plan and the adoption of our 1999 Employee Stock Purchase Plan and 1999 Director Option Plan. We expect to obtain such approval in June 1999.

  1997 Stock Option Plan. The 1997 Stock Plan was adopted by our board of directors in March 1997 and approved by our stockholders in July 1997. The 1997 Plan was amended in May 1999. A total of 8,795,000 shares of common stock has been reserved for issuance under the 1997 Plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year (commencing July 1, 2000) in an amount equal to the lesser of (i) 750,000 shares, (ii) five percent of our outstanding shares of common stock on the last day of the prior fiscal year or (iii) such amount as determined by our board of directors. The 1997 Plan provides for grants of incentive stock options to our employees (including officers and employee directors) and nonstatutory stock options to our consultants (including nonemployee directors). The purposes of the 1997 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the board of directors, the compensation committee administers the 1997 Plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

  The term of options granted under the 1997 Plan is stated in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an incentive or nonstatutory stock option granted to an optionee who, at the time of grant, owns stock representing more than 10 percent of our outstanding capital stock, the term of such option may not exceed five years. Options granted under the 1997 Plan vest and become exercisable as set forth in each option agreement.

  With respect to any optionee who owns stock possessing more than 10 percent of the voting rights of our outstanding capital stock, the exercise price of any stock option granted must equal at least 110% of the fair market value on the grant date.

  No incentive stock options may be granted to an optionee, which, when aggregated with all other incentive stock options granted to such person, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year. No employee may be granted, in any fiscal year of our company, options to purchase more than 500,000 shares (or 1,000,000 shares in the case of an employee's initial employment).

  The 1997 Plan will terminate in March 2007, unless the board of directors terminates it sooner.

  As of March 31, 1999, 504,268 shares of common stock had been issued upon the exercise of options granted under the 1997 Plan, options to purchase 3,935,084 shares of common stock at a weighted average exercise price of $1.99 per share were outstanding and 4,355,648 shares remain available for future option grants under the 1997 Plan.

  1999 Employee Stock Purchase Plan. Our 1999 Employee Stock Purchase Plan was adopted by our board of directors in May 1999 in contemplation of, and to become effective upon, the closing of this offering. A total of 600,000 shares of common stock have been reserved for issuance under the Purchase Plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year (commencing July 1, 2000) in an amount equal to the lesser of (i) 500,000 shares, (ii) four percent (4%) of the outstanding shares of our common stock on the last day of the prior fiscal year or (iii) such amount determined by the board of directors.

  The Purchase Plan, which is intended to qualify under Section 423 of the Code is administered by the board of directors. Our employees (including our officers and employee directors, but excluding our five percent stockholders) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation, where compensation is defined on Form W-2, or $25,000.

  The Purchase Plan will be implemented in a series of overlapping offering periods, each to be of approximately 24 months duration. The initial offering period under the Purchase Plan will begin on the effective date of this offering and subsequent offering periods will begin on the first trading day on or after February 1 and August 1 of each year. Each participant will be granted an option on the first day of the offering period and such option will be automatically exercised on the last date of each semi-annual period throughout the offering period. If the fair market value of our common stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of our common stock under the Purchase Plan will be equal to 85 percent of the lesser of the fair market value per share of common stock on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time during that period, and participation ends automatically on termination of employment with our company.

  The Purchase Plan will terminate in May 2009, unless sooner terminated by our board of directors.

  1999 Director Option Plan. Our 1999 Director Option Plan that will become effective upon the closing of this offering was adopted by the board of directors. A total of 250,000 shares of common stock has been reserved for issuance under the Director Plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year (commencing July 1, 2000) in an amount equal to the lesser of (i) 250,000 shares, (ii) two percent of the outstanding shares of our common stock on the last day of the prior fiscal year or (iii) such amount determined by the board of directors. The option grants under the Director Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the common stock on the grant date.

  The Director Plan provides for an initial grant to a nonemployee director of an option to purchase 37,500 shares on the date on which a nonemployee director becomes a member of the board of directors following the effective date of the Director Plan.

  Subsequently, each nonemployee director shall automatically be granted an additional option to purchase 12,500 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders in each year beginning with the 1999 annual meeting of stockholders, if on such date, such director has served on the board of directors for at least six months.

  The term of such options is ten years, provided that such options shall terminate three months following the termination of the optionee's status as a director (or twelve months if the termination is due to death or disability). The initial 37,500 share grants shall become exercisable at a rate of one-third of the shares subject to the option on the first anniversary of the date of grant and at a rate of 1/36th of the shares subject to the option per month thereafter. The subsequent 12,500 share grants shall become exercisable at the rate of one-half of the shares subject to the option on the first anniversary of the date of grant and at a rate of 1/24th of the shares subject to the option per month thereafter.

  401(k) Plan. In September 1996, we adopted a Retirement Savings and Investment Plan, the 401(k) Plan, covering our full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan. If the 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code, contributions by us, if any, will be deductible by us when made.

  Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1999) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by us on behalf of all participants in the 401(k) Plan. To date, we have not made any contributions to the 401(k) Plan.

Employment Agreements and Change in Control Arrangements

  Michael S. Bennett, our Chairman of the Board, Chief Executive Officer and President, is entitled to acceleration of 100% of his then unvested option grants if after the first anniversary of his employment and prior to the fourth such anniversary, we are acquired by another company and he is (1) terminated,
(2) assigned a position of lesser responsibility or compensation in the resulting organization or (3) required to relocate. Mr. Bennett will have twelve months following his separation from our company or its successor, regardless of whether his termination is voluntary or involuntary, to exercise his vested options. Mr. Bennett is also entitled to severance payments of $200,000 in the event that he is terminated other than for cause.

  Stephen E. Odom, our Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary, is entitled to acceleration of 100% of his then unvested options if after the first anniversary of his employment and prior to the fourth such anniversary, we are acquired by another company and he is (1) terminated or (2) assigned a position of lesser responsibility or compensation in the resulting organization, Mr. Odom will have twelve months following his separation from our company or our successor regardless of whether his termination is voluntary or involuntary, to exercise his vested options. Mr. Odom also entitled to severance payments of six months of his then-current salary in the event that he is terminated other than for cause.

  Thomas P. Bernhardt, our Chief Technology Officer, is entitled to severance equal to six months salary in the event he is terminated without cause by us. Mr. Bernhardt has agreed that for a period of one year after his separation from our company, regardless of the reason, he will not (1) engage in direct competition with us, (2) conduct a business of the type or character engaged in by us at the time of his separation or (3) develop, market, sell and/or distribute products or services directly competitive with ours. Mr. Bernhardt has also agreed to not employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and or distribution of our products or services during Mr. Bernhardt's employment.

  Brian J. McGrath, our Vice President of Sales, entered into an employment agreement dated August 6, 1997 with us. Mr. McGrath entered into a letter agreement dated January 13, 1999 with us intended to clarify the terms of his employment agreement. The January 1999 letter agreement provides that from the date of the agreement until June 30, 1999, Mr. McGrath is entitled to salary of $16,667 per month, a two percent commission on all license fees, a one percent commission on all initial maintenance fees (other than from those customers listed in the agreement) and a 15% commission on revenue generated by customers as specified in the agreement as "Named Accounts." Mr. McGrath's commission on revenue from Named Accounts may be reduced, but such reduction shall not exceed six percent of the related commission revenue, by payments of commissions to other account managers assigned to such Named Accounts. Effective July 1, 1999, Mr. McGrath's compensation will consist of a base salary of $200,000 and additional $200,000 contingent upon meeting specified operating targets.

  The January 1999 letter agreement also provides that if Mr. McGrath were to voluntarily terminate his employment without "good reason" prior to July 1, 1999, the exercise price of a warrant to purchase 100,000 shares of common stock granted to him on January 1, 1998 would increase to $2.00 per share from $1.00 per share. "Good reason" is defined in the letter agreement as an assignment to duties inconsistent with his prior position, status or responsibilities, a material change in his reporting responsibilities, the failure to reappoint Mr. McGrath to his office (except in the event of an acquisition of our company with respect to any of the foregoing), a reduction by us in Mr. McGrath's total compensation package as defined in the letter agreement, a requirement that Mr. McGrath relocate to anywhere other than Texas or our failure to secure an agreement by its successor in interest, if any, to perform our obligations set forth in the letter agreement.

  We have agreed with Mr. McGrath that for a six month period after his separation from our company, he shall not compete with us and shall not solicit a list of customers set forth in the January 1999 agreement as amended by us from time to time. Mr. McGrath agreed that for a period one year not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with our company.

  In the event Mr. McGrath is terminated without cause, his warrant to purchase shares of our common stock shall continue to vest during the notice period and severance periods set forth in the August 6, 1997 agreement.

  Olivier J. Thierry, our Vice President--Marketing Communications, is entitled to severance equal to six months salary upon his termination by us, other than for cause. Mr. Thierry has agreed that for a period of one year after his separation from our company, regardless of the reason, he will not (1) engage in direct competition with us or (2) develop, market, sell and/or distribute products or services directly competitive with ours. Mr. Thierry has also agreed for a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us. In connection with his employment with us, Mr. Thierry also received a relocation loan that we are required to forgive in certain circumstances. See "--Certain Transactions."

  Richard Pleczko, our Vice President of Marketing and Product Management, is entitled to an advance equal to $31,250, which will be forgiven over his first twelve months of employment with our company, if his quarterly bonus from PLATINUM technologies inc. is not paid to him due to Mr. Pleczko's start date with our company. Mr. Pleczko is also entitled to (1) severance payments of six months of his then current salary in the event he is terminated without cause and (2) acceleration of 25% of his then unvested options in the event he is terminated without cause during his first twelve months employment with our company. Mr. Pleczko has agreed that for a period of two years, in the event of any voluntary or involuntary termination or resignation, he shall not directly or indirectly compete with us. Mr. Pleczko also agreed for a period of two years not to employ any of our employees or induce or influence any of our employees to voluntarily terminate his or her employment with us.

  Stephen Kangas, our Vice President of Strategic Alliances, is entitled to acceleration of options to purchase 25% of his then unvested options to purchase shares of our common stock in the event that Mr. Kangas is terminated without cause as a result of a merger or acquisition of our company prior to the first anniversary of his employment with our company. Mr. Kangas also entitled to severance payments of six months of his then-current salary in the event that he is terminated other than for cause. Mr. Kangas has agreed that for a period of two years, in the event of any voluntary or involuntary termination or resignation, he shall not directly or indirectly compete with us. Mr. Kangas has also agreed for a period of two years not to employ any of our employees or induce or influence any of our employees to voluntarily terminate his or her employment with us.

  Leslie D. Willard, our Vice President--Finance, is entitled to acceleration of 100% of his then unvested options if after the first anniversary of his employment, our company is acquired by another company and he is (1) terminated or (2) assigned to a position of lesser responsibility or compensation in the resulting corporation.

  Michael Rovner, our Director of Business Development, is entitled to (1) acceleration of 25% of his then unvested options and (2) severance payments of six months of his then current salary, in the event he is terminated without cause as a result of a merger or acquisition of our company during the first twelve months of his employment. Mr. Rovner has agreed that for a period of two years, in the event of any voluntary or involuntary termination or resignation, he shall not directly or indirectly compete with us. Mr. Rovner has also agreed for a period of two years not to employ any of our employees or induce or influence any of our employees to voluntarily terminate his or her employment with us.

Limitations On Directors' Liability And Indemnification

  Our certificate of incorporation limits the liability of our directors and executive officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation together with the bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

  We expect to enter into agreements prior to the effective time of this offering to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person's services as a director or executive officer of our company, one of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

                              CERTAIN TRANSACTIONS

  In September 1996, we issued 2,431,350 shares of common stock to six individuals for aggregate proceeds of $3,000. Of such shares, we issued 1,045,480 shares to Thomas P. Bernhardt and 1,045,480 shares to Louis R. Woodhill. We acquired our OnePoint Administrator software product from Mission Critical Software I, Inc., an entity held by James R. Woodhill, in September 1996 in exchange for 1,697,082 shares of its Series A Preferred Stock. We also issued 121,568 shares of Series A Preferred Stock to E. Alexander Goldstein for aggregate proceeds of $25,000. In September 1996, we issued 2,650,000 shares of Series B Preferred Stock for aggregate proceeds of $2,650,000. We redeemed 950,000 shares of the Series A Preferred Stock issued to Mission Critical Software I, Inc. in July 1997 for an aggregate of $2,850,000. In July 1997, we issued 3,450,000 shares of Series C Preferred Stock for aggregate proceeds of $10,350,000. Upon effectiveness of this offering, all shares of outstanding preferred stock will be automatically converted into shares of common stock. Listed below are those persons who participated in such financings who are our executive officers, directors or stockholders who beneficially own five percent or more of our securities.

                                                                    Aggregate
                           Common   Series A  Series B  Series C  Consideration
Stockholder                 Stock   Preferred Preferred Preferred     Paid
-----------               --------- --------- --------- --------- -------------
Austin Ventures
 Entities(1)............         --        --        -- 1,250,000  $3,750,000
Thomas P. Bernhardt.....  1,045,480        --        --        --       1,045
E. Alexander Goldstein..         --   121,568        --    30,000      90,000
International Capital
 Partners, Inc. (2).....         --        --    62,500    27,333     144,499
JMI Equity Fund III,
 L.P....................         --        --        --   666,667   2,000,001
Brian J. McGrath........     70,625        --    50,000    20,000     145,313
Mission Critical Soft-
 ware I, Inc. (James R.
 Woodhill)..............     97,254 1,697,082        --        --     349,187
New Enterprise Associ-
 ates
 Entities (3)...........         --        -- 1,250,000   683,333   3,299,999
Louis R. Woodhill.......  1,045,480        --        --        --       1,045
Zesiger Capital (4).....         --        -- 1,140,000   656,000   3,764,000

---------------------
(1) Includes Austin Venture Partners V, L.P. and Austin Ventures V Affiliates Fund, L.P. Mr. Thornton, a director of our company, is a general partner of each of the entities. Mr. Thornton disclaims beneficial ownership of the shares held by each entity, except to the extent of his pecuniary interest therein.
(2) Mr. Ayer, a director of our company, is a managing partner of International Capital Partners, Inc. Mr. Ayer disclaims beneficial ownership of the shares held by such entity, except to the extent of his pecuniary interest therein.
(3) Includes New Enterprise Associates VII Ltd. Partnership NEA President's Fund and NEA Ventures 1996. Mr. Sandell, a director of our company, is a partner of each of the entities. Mr. Sandell disclaims beneficial ownership of the shares held by each entity, except to the extent of his pecuniary interest therein.
(4) Includes 1,796,000 shares over which Zesiger Capital has voting and dispositive power.

  Employment Agreement with Louis R. Woodhill. On September 4, 1996, we entered into an employment agreement with Louis R. Woodhill, then its Chief Executive Officer and President. Pursuant to the September 4, 1996 agreement, Mr. Woodhill was entitled to severance payments equal to six months of his salary in the event he was terminated without cause.

  Mr. Woodhill agreed that for a period of one year after his separation from our company, regardless of the reason, he will not (1) engage in direct competition with us, (2) conduct a business of the type or character engaged in by us at the time Mr. Woodhill's employment ceased or (3) develop, market, sell and/or distribute products or services directly competitive with ours.

  Mr. Woodhill also agreed that for a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and or distribution of our products or services during Mr. Woodhill's employment. Mr. Woodhill agreed that for a two year period after his separation from our company he would not solicit, divert or take away or attempt to divert or take away the business or patronage of any clients, customers or accounts, or prospective clients, customers or accounts that were contacted, solicited or served by Mr. Woodhill during his employment by us in connection with the products or services that were developed or under active development, consideration for development, marketed, sold and/or distributed by us.

  On May 21, 1998, we entered into an amended and restated employment agreement with Mr. Woodhill. The May 1998 employment agreement provided for a term of employment of six months and required Mr. Woodhill to serve in the position of Chairman of the Board of Directors of our company during that six month period. Mr. Woodhill was entitled to salary payments of $13,750.00 per month during the six month period plus benefits customary benefits and an office rental allowance of $1,000 per month.

  In connection with the May 1998 agreement, Mr. Woodhill was also entitled to receive a lump-sum severance payment of six months salary plus accrued and unused vacation time and unreimbursed travel expenses upon termination of his employment. In connection with the May 1998 employment agreement, Mr. Woodhill received gross salary payments of $82,500, health and dental benefits of $534 and a lump-sum severance payment of $82,500.

  We also agreed to grant Mr. Woodhill an option to purchase 15,000 shares of our common stock at an exercise price of $0.50 per share. One-fourth of the shares subject to such option will vest on November 28, 1999 and the remaining shares vest as to 1/48th per month thereafter.

  Mr. Woodhill is also bound by noncompetition, nonsolicitation and nonhiring provisions similar to those set forth in the September 1996 agreement.

  Employment Agreement with James R. Woodhill. On September 4, 1996, we entered into an employment agreement with James R. Woodhill, then our Vice President-- Marketing. Pursuant to the September 4, 1996 agreement, Mr. Woodhill was entitled to severance payments equal to six months of his salary in the event he was terminated without cause.

  Mr. Woodhill agreed that for a period of one year after his separation from our company, regardless of the reason, he would not (1) engage in direct competition with us, (2) conduct a business of the type or character engaged in by us at the time Mr. Woodhill's employment ceased or (3) develop, market, sell and/or distribute products or services directly competitive with ours.

  Mr. Woodhill also agreed for a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and or distribution of our products or services during Mr. Woodhill's employment. Mr. Woodhill agreed that for a two year period after his separation from our company, he would not solicit, divert or take away or attempt to divert or take away the business or patronage of any clients, customers or accounts, or prospective clients, customers or accounts that were contacted, solicited or served by Mr. Woodhill during his employment with us in connection with the products or services that were developed or under active development, consideration for development, marketed, sold and/or distributed by us.

  We terminated Mr. Woodhill on May 15, 1998 and paid him severance and related payments of $50,000.

  Employment Agreement with Paul F. Koffend, Jr. On September 4, 1996, we entered into an employment agreement with Paul F. Koffend, Jr., then our Chief Financial Officer. Mr. Koffend agreed that for a period of one year after his separation from our company, regardless of the reason, he would not (1) engage in direct competition with us, (2) conduct a business of the type or character engaged in by us at the time Mr. Koffend's employment ceased or (3) develop, market, sell and/or distribute products or services directly competitive with ours.

  Mr. Koffend also agreed not a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and or distribution of our products or services during Mr. Koffend's employment. Mr. Koffend agreed that for a two year period after his separation from our company, he would not solicit, divert or take away or attempt to divert or take away the business or patronage of any clients, customers or accounts, or prospective clients, customers or accounts that were contacted, solicited or served by Mr. Koffend during his employment by us in connection with the products or services that were developed or under active development, consideration for development, marketed, sold and/or distributed by us.

  Mr. Koffend was terminated by us effective June 30, 1998 and received severance and related payments of $60,000.

  Relocation Loan Forgiveness to Olivier J. Thierry. On February 23, 1998, we entered into an employment agreement with Olivier J. Thierry, our Vice President--Marketing Communications, pursuant to which we agreed to grant Mr. Thierry a relocation loan of $80,000. The noninterest bearing relocation loan is due and payable in February 2002. We agreed to forgive the principal and interest due on the relocation loan in the amount of 1/48th per month for each month Mr. Thierry remains an employee. In addition, we also agreed to provide additional payments to make Mr. Thierry whole for any taxes payable upon the income realized from the loan forgiveness net of any deductions Mr. Thierry is entitled to claim for moving expenses. In the nine months ended March 31, 1999, we paid $79,871 to Mr. Thierry for loan forgiveness and tax gross-up. We also agreed to forgive the balance of the relocation loan in the event that (1) Mr. Thierry is terminated other than for cause or he voluntarily leaves us, (2) we are acquired by another entity and Mr. Thierry's position is eliminated, downgraded, modified or geographically transferred or (3) new senior management replaces Mr. Thierry with another individual in the same position other than for cause.

  Effective April 16, 1999, May 21, 1999 and May 21, 1999, Paul F. Koffend, Jr., Louis R. Woodhill and E. Alexander Goldstein resigned as directors of our company and entered into a form of consulting agreement pursuant to which they would provide continued services to us for a period of two years, one year and one year, respectively. During the term of the consulting agreements, each individual's stock options shall continue to vest in accordance with the terms of their respective option agreements.

  All future transactions, other than compensation, stock options pursuant to the plans and other benefits available to employees generally, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our Common Stock as of March 31, 1999, and as adjusted to reflect the sale of common stock offered hereby by (i) each stockholder known by us to own beneficially more than five percent of the common stock,
(ii) each of the Named Executive Officers, (iii) each director of our company,
(iv) all directors and executive officers as a group and (v) all other selling stockholders.

                                Shares of Common
                               Stock Beneficially          Shares Beneficially
                                 Owned Prior to                Owned After
                                Offering (2)(3)               Offering(2)(3)
                              --------------------         --------------------
                                                   Number
                                                     of
                                                   Shares
                                                    Being
Name of Beneficial Owner(1)    Number   Percentage Offered  Number   Percentage
---------------------------   --------- ---------- ------- --------- ----------
New Enterprise Associates
 Entities (4)...............  2,018,456    20.3      --    2,018,456
 2490 Sand Hill Rd.
 Menlo Park, California
  94025
Austin Ventures Entities
 (5)........................  1,310,393    13.2      --    1,310,393
 114 W. 7th St., Suite 300,
 Austin, Texas 78701
JMI Equity Fund III, L.P.
 (6)........................    707,421     7.1       --     707,421
 12680 High Bluff Drive
 San Diego, California 92130
International Capital
 Partners, Inc. (7).........    129,487     1.3       --     129,487
 300 First Stamford Place
 Stamford, Connecticut 06902
Zesiger Capital Group LLC
 (8)........................  1,837,242    18.2       --   1,837,242
 320 Park Avenue
 New York, New York 10022
Mission Critical Software I,
 Inc. (9)...................  1,010,586    10.2
Louis R. Woodhill (10)......    565,480     5.7
Paul F. Koffend, Jr.........     84,741       *
E. Alexander Goldstein......    193,426     1.9
Serverware Group plc (11)...    333,333     3.4      --
 Denton House
 40-44 Wicklow Street
 London WCIX 9HL
 England
Michael S. Bennett (12).....    322,977     3.2       --     322,977
Thomas P. Bernhardt (13)....  1,061,730    10.7       --
Stephen E. Odom (14)........     76,303       *       --      76,303      *
Oliver J. Thierry (15)......     84,999       *       --      84,999      *
Brian McGrath (16)..........    254,753    2.86       --     254,755
Scott D. Sandell (4)........  2,018,456    20.8       --   2,018,276
John D. Thornton (5)........  1,310,393    13.2       --   1,310,393
Douglas L. Ayer (7).........    129,487     1.3       --     129,487      *
Michael J. Maples...........         --      --       --          --     --
John J. Moores (6)..........    707,421     7.1       --     707,421
All executive officers and
 directors as a group (13)
 persons (17)...............  5,956,342    57.3       --
Other stockholders who indi-
 vidually own less than one
 percent....................

---------------------
 *  Less than 1% of the outstanding shares of common stock.

 (1) Except as otherwise noted below, the address of each person listed on the table is, 720 North Post Oak Rd. Suite 505, Houston, Texas 77024-3835.
 (2) Assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of shares of our common stock.
 (3) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (4) Includes 1,910,293 shares held by New Enterprise Associates VII Ltd. Partnership, 82,682 shares held by NEA President's Fund, L.P. and 5,169 shares held by NEA Ventures 1996, L.P. Mr. Sandell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 20,312 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Sandell.
 (5) Includes 1,231,617 shares held by Austin Venture Partners V, L.P. and 61,589 shares held by Austin Ventures V Affiliates Fund, L.P. Mr. Thornton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 17,187 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Thornton.
 (6) Mr. Moores disclaims beneficial ownership these shares except to the extent of his pecuniary interest. Also includes 17,187 shares subject to options exercisable within 60 days of March 31, 1999 held by Mr. Moores.
 (7) Mr. Ayers disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 20,312 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Ayers.
 (8) Includes 1,837,242 shares over which Zesiger Capital has voting and investment discretion.
 (9) Includes 897,082 shares held by Mission Critical Software I, Inc., and 7,501 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Woodhill. James R. Woodhill is the sole stockholder of Mission Critical Software I, Inc.
(10) Includes 20,000 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Woodhill.
(11) Includes 333,333 shares subject to warrants exercisable within 60 days from March 31, 1999.
(12) Includes 301,039 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Bennett.
(13) Includes 16,250 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Bernhardt.
(14) Includes 54,366 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Odom.
(15) Includes 15,000 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. Thierry.
(16) Includes 100,000 shares subject to warrants exercisable within 60 days of March 31, 1999, and 11,250 shares subject to options exercisable within 60 days from March 31, 1999 held by Mr. McGrath.
(17) Includes 472,903 shares subject to options exercisable within 60 days from March 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  We are authorized to issue 50,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

  As of March 31, 1999, there were 9,914,270 shares of common stock outstanding that were held of record by approximately 107 stockholders.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

  Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our company without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

WARRANTS

  As of March 31, 1999, we had outstanding warrants to purchase (i) 333,333 shares of common stock issued to Serverware Group plc at an exercise price of $1.50 per share and (ii) 100,000 shares of common stock issued to Brian McGrath, our Vice President of Sales at an exercise price of $1.00 per share. If Mr. McGrath voluntarily terminates his employment with us prior to July 1, 1999 other than for good reason, the per share exercise price of Mr. McGrath's warrants will increase to $2.00 per share.

REGISTRATION RIGHTS

  The holders of 6,100,000 shares of common stock and the holder of warrants to purchase 333,333 shares of common stock (the "registrable securities") or their permitted transferees are entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended. These rights are provided under the terms of our agreement with the holders of registrable securities. Under these registration rights, holders of at least a majority of the then outstanding registrable securities may require on two occasions that we register their shares for public resale. We are obligated to register these shares if the holders of a majority of such shares request registration and only if the shares to be registered have an anticipated public offering price of at least $1,000,000. In addition, holders of registrable securities may require on three separate occasions that we register their shares for public resale on Form S-3 or similar short-form registration, provided we are is eligible to use Form S-3 or similar short-form registration, provided we are eligible to use Form S-3 or similar short-form registration and provided further that the value of the securities to be registered is at least $1,000,000. Furthermore, in the event we elect to register any of its shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, subject however to our right to reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration (other than underwriting discounts and commissions) will be borne by us.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

  Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certain Provisions of the Certificate of Incorporation and Bylaws

  Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. See "Management." The provision for a classified board could percent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions. The certificate of incorporation provides that directors may be removed (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of voting stock or (ii) without cause by the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all of the then-outstanding shares of the voting stock.

  Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

  Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our bylaws authorize a majority of the board of directors, the chairman of the board or the chief executive officer to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting means that a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board could be delayed until the next annual meeting.

  Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since certain actions by written consent are not subject to the minimum notice requirement of a stockholder's meeting. The elimination of stockholders' written consents, however, deters hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder or group of holders controlling a majority in interest of our capital stock would not be able to amend the our bylaws or remove directors pursuant to a stockholder's written consent. Any such holder or group of holders would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and wait until the notice periods determined by the board of directors pursuant to our bylaws prior to taking any such action. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders upon the closing of this offering.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is BankBoston, N.A. BankBoston, N.A. is located at 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (508) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

  After this offering, we will have outstanding 12,414,270 shares of common stock (based upon shares outstanding as of March 31, 1999), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after March 31, 1999. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 8,414,270 shares of common stock held by existing stockholders are "Restricted Shares" as that term is defined in Rule 144 under the Securities Act. We issued and sold the Restricted Shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

  Our officers, directors, employees the selling stockholders and certain other stockholders, who collectively hold an aggregate of 8,071,134 Restricted Shares, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with certain limited exceptions, our officers, directors, employees, selling stockholders and such other stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. Hambrecht & Quist LLC may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Hambrecht & Quist LLC that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering.

  Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

                                                                     Number of
      Date of Availability for Sale                                   Shares
      -----------------------------                                  ---------
      At various times between March 31, 1999 and the date 180 days
       after the effective date of this offering....................   343,136
      At various times thereafter upon the expiration of applicable holding periods.............................................. 8,071,134

  Following the expiration of the lock-up period, certain shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  .  one percent of the number of shares of common stock then outstanding
     (approximately            shares immediately after this offering) or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under the stock plans and subject to outstanding options under the 1997 Plan. See "Management--Stock Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. At March 31, 1999, options to purchase 3,935,084 shares of common stock were outstanding of which options approximately 761,783 shares were then vested and exercisable. Beginning 180 days after the effective date of this offering, approximately 1,630,443 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

  Following this offering, the holders of an aggregate of 6,433,333 shares of outstanding common stock will have the right to require us to register their shares for sale upon meeting certain requirements. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc., and SoundView Technology Group, Inc. have severally agreed to purchase from us the following respective number of shares of Mission Critical Software common stock:

                                                                       Number of
      Name                                                              Shares
      ----                                                             ---------
      Hambrecht & Quist LLC...........................................
      BancBoston Robertson Stephens Inc...............................
      SoundView Technology Group, Inc.................................
                                                                       ---------
      Total...........................................................
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered in this offering if any of such shares are purchased.

  The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The underwriters may allow and such dealers may reallow a
concession not in excess of $     per share to certain other dealers. After the
public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

  We have granted to the underwriters an option, exercisable no later than 30
days after the date of this prospectus, to purchase up to         additional
shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered in this offering. We will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

  The following table summarizes the compensation that we and the selling stockholders will pay to the underwriters in connection with this offering:

                                                                   Total
                                                            -------------------
                                                             Without    With
                                                       Per    Over-     Over-
                                                      Share allotment allotment
                                                      ----- --------- ---------
Underwriting discounts and commissions paid by
 Mission Critical Software..........................
Underwriting discounts and commissions paid by sell-
 ing stockholders...................................

  The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

  Certain of our stockholders, including all executive officers and directors
and the selling stockholders, who own in the aggregate           shares of
common stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them until the date 180 days after the offering is effective. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock until the date 180 days following the date after this offering is effective, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

  Prior to this offering, there has been no public market for our shares. The initial public offering price has been negotiated among our company and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of its business potential and earnings, prospects, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "MCSW."

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over the counter market or otherwise.

  We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $875,000.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and Austin, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 1997, June 30, 1998 and March 31, 1999, and for the period from July 19, 1996 (date of inception) to June 30, 1997, the fiscal year ended June 30, 1998 and the nine months ended March 31, 1999, as set forth in their report, which is included in this prospectus. Our financial statements are included in this prospectus and in reliance on their report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and such common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission web site also contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  We have also applied to include its common stock for trading on the Nasdaq National Market. Copies of our filings with the Nasdaq National Market are available at its offices at 1735 K Street, N.W., Washington, D.C. 20006.

                        MISSION CRITICAL SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors.............................................. F-2
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statements of Stockholders' Equity (Deficit)................................ F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Mission Critical Software, Inc.

  We have audited the accompanying balance sheets of Mission Critical Software, Inc. (the "Company") as of March 31, 1999, June 30, 1998 and June 30, 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the nine months ended March 31, 1999, the year ended June 30, 1998, and the period from July 19, 1996 (date of inception) to June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mission Critical Software, Inc. at March 31, 1999, June 30, 1998 and June 30, 1997, and the results of its operations and its cash flows for the nine months ended March 31, 1999, the year ended June 30, 1998, and the period from July 19, 1996 (date of inception) to June 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas
May 21, 1999

                        MISSION CRITICAL SOFTWARE, INC.

                                 Balance Sheets

                (in thousands, except share and per share data)

                                                                    Pro Forma
                                                                  Stockholders'
                                         June 30,                   Equity at
               ASSETS                 ----------------  March 31,   March 31,
                                       1997     1998      1999        1999
                                      -------  -------  --------- -------------
                                                                   (unaudited)
Current assets:
Cash and cash equivalents...........  $   299  $ 4,575   $ 9,458
Accounts receivable, net of
 allowance of nil, $150 and $395,
 respectively.......................    1,613    3,912     2,845
Prepaid and other current assets....       74      202       304
                                      -------  -------   -------
  Total current assets..............    1,986    8,689    12,607
Note receivable from stockholder....      350       --        --
Property and equipment, net.........      843    1,199     1,744
Acquired technology, net of
 accumulated amortization of $206,
 $598, and $889, respectively.......    1,360      968       678
Other assets........................       56      102        27
                                      -------  -------   -------
  Total assets......................  $ 4,595  $10,958   $15,056
                                      =======  =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
             (DEFICIT)
Current liabilities:
Revolving line of credit and current
 maturities of long-term-debt.......  $   507  $   536   $   265
Note payable........................    2,450       --        --
Accounts payable....................      506      288       651
Accrued liabilities.................      422    2,154     4,685
Deferred revenue....................      624    2,470     3,464
                                      -------  -------   -------
  Total current liabilities.........    4,509    5,448     9,065
Long-term debt, less current
 maturities.........................       33      352       148
Deferred revenue, less current
 portion............................      384      495       929
                                      -------  -------   -------
  Total liabilities.................    4,926    6,295    10,142
Redeemable convertible preferred
 stock, Series A, $0.001 par value,
 authorized and outstanding--
 1,818,650, 868,650 and 868,650,
 respectively; no shares outstanding
 on a pro forma basis at March 31,
 1999 ($.205647 per share
 liquidation preference)............      374      179       179     $    --
Redeemable convertible preferred
 stock, Series B, $0.001 par value,
 authorized and outstanding--
 2,650,000 shares; no shares
 outstanding on a pro forma basis at
 March 31, 1999 ($1 per share
 liquidation preference)............    2,650    2,650     2,650          --
Redeemable convertible preferred
 stock, Series C, $0.001 par value,
 authorized 3,450,000 shares,
 outstanding--55,000, 3,450,000 and
 3,450,000 shares, respectively; no
 shares outstanding on a pro forma
 basis at March 31, 1999 ($3 per
 share liquidation preference)......      165   10,350    10,350          --
Stockholders' equity (deficit):
Common stock, $0.001 par value,
 authorized--13,083,333 shares,
 outstanding 2,431,350, 2,484,971
 and 2,945,620 shares, respectively;
 9,914,270 shares outstanding on a
 pro forma basis at March 31, 1999..        2        2         3          10
Additional paid-in capital..........        1       26     1,651      14,823
Deferred stock compensation.........       --       --    (1,153)     (1,153)
Accumulated deficit.................   (3,523)  (8,544)   (8,766)     (8,766)
                                      -------  -------   -------     -------
  Total stockholders' equity
   (deficit)........................   (3,520)  (8,516)   (8,265)    $ 4,914
                                      -------  -------   -------     =======
  Total liabilities and
   stockholders' equity (deficit)...  $ 4,595  $10,958   $15,056
                                      =======  =======   =======

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                   Period From       Year     Nine Months Ended
                                  July 19, 1996     Ended         March 31
                               (date of inception) June 30,  -------------------
                                to June 30, 1997     1998       1998      1999
                               ------------------- --------  ----------- -------
                                                             (unaudited)
Revenue:
  License....................        $ 4,087       $12,767     $ 8,159   $14,441
  Maintenance................            180         1,609       1,075     2,460
                                     -------       -------     -------   -------
Total revenue................          4,267        14,376       9,234    16,901
Cost of revenue:
  Cost of license............            206           392         294       291
  Cost of maintenance........            142           933         680       681
                                     -------       -------     -------   -------
Total cost of revenue........            348         1,325         974       972
                                     -------       -------     -------   -------
Gross margin.................          3,919        13,051       8,260    15,929
                                     -------       -------     -------   -------
Operating expenses:
  Sales and marketing........          3,554         9,590       6,591     8,952
  Research and development...          1,317         3,612       2,470     4,274
  General and
   administrative............            973         2,228       1,595     1,861
  Amortization of deferred
   stock compensation........             --            --          --       236
  Abandoned lease costs......             --            --          --     1,034
  Acquired in-process
   research and development..          1,575            --          --        --
                                     -------       -------     -------   -------
Total operating expenses.....          7,419        15,430      10,656    16,357
                                     -------       -------     -------   -------
Operating loss...............         (3,500)       (2,379)     (2,396)     (428)
                                     -------       -------     -------   -------
Interest income..............             35           149          98       261
Interest expense.............             (6)          (59)        (33)      (42)
Other expense, net...........            (27)          (27)         (3)      (13)
                                     -------       -------     -------   -------
Loss before income taxes.....         (3,498)       (2,316)     (2,334)     (222)
Income tax benefit...........            175            --          --        --
                                     -------       -------     -------   -------
Net loss.....................         (3,323)       (2,316)     (2,334)     (222)
Excess of consideration paid
 to redeem preferred stock
 and dividends in arrears....           (181)       (3,714)     (3,446)     (791)
                                     -------       -------     -------   -------
Net loss applicable to common
 stockholders (Note 8).......        $(3,504)      $(6,030)    $(5,780)  $(1,013)
                                     =======       =======     =======   =======
Basic and diluted net loss
 per share...................        $ (1.44)      $ (2.47)    $ (2.37)  $ (0.40)
                                     =======       =======     =======   =======
Pro forma basic and diluted
 net loss per share
 (unaudited).................                      $ (0.53)              $ (0.02)
                                                   =======               =======

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                       (in thousands, except share data)

                           Common Stock   Additional   Deferred
                         ----------------  Paid-in      Stock     Accumulated
                          Number   Amount  Capital   Compensation   Deficit    Total
                         --------- ------ ---------- ------------ ----------- -------
  Common stock issued
   for cash............. 2,431,350  $ 2    $     1     $    --      $    --   $     3
  Effect of deferred tax
   liability recorded
   for acquired technol-
   ogy..................        --   --         --          --         (175)     (175)
  Cost of issuance of
   Series B Preferred
   Stock................        --   --         --          --          (25)      (25)
  Net loss..............        --   --         --          --       (3,323)   (3,323)
                         ---------  ---    -------     -------      -------   -------
Balance at June 30,
 1997................... 2,431,350    2          1          --       (3,523)   (3,520)
                         ---------  ---    -------     -------      -------   -------
  Common stock issued
   upon exercise of
   stock options........    53,621   --         25          --           --        25
  Redemption of Series A
   Preferred Stock in
   excess of issue
   price................        --   --         --          --       (2,655)   (2,655)
  Cost of issuance of
   Series C Preferred
   Stock................        --   --         --          --          (50)      (50)
  Net loss..............        --   --         --          --       (2,316)   (2,316)
                         ---------  ---    -------     -------      -------   -------
Balance at June 30,
 1998................... 2,484,971    2         26          --       (8,544)   (8,516)
                         ---------  ---    -------     -------      -------   -------
  Common stock issued
   upon exercise of
   stock options........   460,649    1        236          --           --       237
  Deferred stock compen-
   sation relating to
   stock options........        --   --      1,389      (1,389)          --        --
  Amortization of de-
   ferred compensation..        --   --         --         236           --       236
  Net loss..............        --   --         --          --         (222)     (222)
                         ---------  ---    -------     -------      -------   -------
Balance at March 31,
 1999................... 2,945,620  $ 3    $ 1,651     $(1,153)     $(8,766)  $(8,265)
                         =========  ===    =======     =======      =======   =======
Pro forma stockholders'
 equity at March 31,
 1999 (unaudited)....... 9,914,270  $10    $14,823     $(1,153)     $(8,766)  $ 4,914
                         =========  ===    =======     =======      =======   =======


   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                  Period From                Nine Months Ended
                                 July 19, 1996    Year Ended     March 31,
                              (date of inception)  June 30,  ------------------
                               to June 30, 1997      1998       1998      1999
                              ------------------- ---------- ----------- ------
                                                             (unaudited)
Cash flows from operating
 activities:
 Net loss...................        $(3,323)       $(2,316)    $(2,334)  $ (222)
 Adjustments to reconcile
  net loss to net cash
  provided by (used in) op-
  erating activities:
  Depreciation and amortiza-
   tion.....................            332            860         627      651
  Deferred tax benefit......           (175)            --          --       --
  Noncash compensation ex-
   pense....................             --             --          --      236
  Acquired in-process re-
   search and development...          1,400             --          --       --
  (Gain) loss on disposal of
   assets...................              3             18          --       (5)
  Changes in operating as-
   sets and liabilities:
   Accounts receivable......         (1,613)        (2,298)     (1,715)   1,067
   Prepaid and other current
    assets..................            (37)          (128)       (127)    (102)
   Other assets.............            (55)           (46)        (45)      75
   Accounts payable and ac-
    crued liabilities.......            786          1,514         270    2,894
   Deferred revenue.........          1,008          1,957         796    1,427
                                    -------        -------     -------   ------
Net cash provided by (used
 in) operating activities...         (1,674)          (439)     (2,528)   6,021
Cash flows from investing
 activities:
 Proceeds from sale of prop-
  erty and equipment........              5             18          --       50
 Purchase of property and
  equipment.................           (821)          (860)       (732)    (950)
 Payment from (loan to)
  stockholder under promis-
  sory note.................           (350)           350         350       --
                                    -------        -------     -------   ------
Net cash used in investing
 activities.................         (1,166)          (492)       (382)    (900)
Cash flows from financing
 activities:
 Net payments (borrowings)
  on revolving line
  of credit.................            500            275       1,300     (275)
 Borrowings on long-term
  debt......................             --            642         681       --
 Payments on long-term
  debt......................             (4)        (3,020)     (2,972)    (200)
 Redemption of Series A pre-
  ferred stock..............             --         (2,850)     (2,850)      --
 Issuance of common stock,
  net of cost...............              3             25          25      237
 Issuance of Series B pre-
  ferred stock, net of
  cost......................          2,475             --          --       --
 Issuance of Series C pre-
  ferred stock, net of
  cost......................             --         10,135      10,135       --
 Subscription of Series C
  preferred stock...........            165             --          --       --
                                    -------        -------     -------   ------
Net cash provided by (used
 in) financing activities:..          3,139          5,207       6,319     (238)
                                    -------        -------     -------   ------
Net increase in cash and
 cash equivalents...........            299          4,276       3,409    4,883
                                    -------        -------     -------   ------
Beginning cash and cash
 equivalents................             --            299         299    4,575
                                    -------        -------     -------   ------
Ending cash and cash equiva-
 lents......................        $   299        $ 4,575     $ 3,708   $9,458
                                    =======        =======     =======   ======

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 March 31, 1999

1. Description of Business and Summary of Significant Accounting Policies

  Mission Critical Software, Inc. (the "Company") is a leading provider of software products that enable scalable system administration and operations management for Corporate and Internet-based Windows NT networks. The Company was incorporated on July 19, 1996, as a Delaware corporation, and commenced operations on September 4, 1996.

 Revenue Recognition

  The Company derives revenue from the sale of product licenses and maintenance.

  The Company recognizes product license revenue when persuasive evidence of an agreement exists, the product and permanent license key have been delivered, the Company has no remaining significant obligations, customer acceptance periods, if any, have been completed, the license fee is fixed or determinable and collection of the fee is probable.

  The Company recognizes revenue from maintenance agreements ratably over the term of the agreement, typically one year. Customers purchasing maintenance agreements receive unspecified product upgrades and electronic, Internet-based technical support and telephone support. Such agreements are purchased separately by customers, at their discretion.

  The Company adopted Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition, as of July 1, 1997. Prior to July 1, 1997, the Company recognized revenue in accordance with SOP 91-1, Software Revenue Recognition. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on the Company's financial results.

  In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company believes that the adoption of SOP 98-9 will not have a material effect on the Company's results of operations or financial condition.

 Cash and Cash Equivalents

  The Company considers instruments with an original maturity date of three months or less when purchased to be cash equivalents.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line method over the shorter of the estimated useful life or the lease term. The cost of ordinary maintenance and repairs is charged to expense as incurred.

 Research and Development

  Research and development expenditures are expensed as incurred. Statement of Financial Accounting Standards ("SFAS") 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of

                        MISSION CRITICAL SOFTWARE, INC.

technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through March 31, 1999, all software development costs have been expensed as incurred.

 Acquired Technology

  Acquired Technology is recorded at cost and amortized on the straight-line method over the products' estimated useful lives (three to five years).

 Stock-Based Compensation

  SFAS 123, Accounting for Stock-Based Compensation, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS 123, the Company has elected to continue to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25).

 Pro-Forma Stockholder's Equity (Unaudited)

  If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically be converted into common stock. Pro forma stockholders' equity (unaudited) at March 31, 1999, as adjusted for the assumed conversion of redeemable convertible preferred stock based on the shares of redeemable convertible preferred stock outstanding at March 31, 1999, is disclosed on the balance sheet.

 Income Taxes

  Income taxes have been provided in accordance with the liability method of accounting for income taxes. Accordingly, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts. A valuation allowance is provided, if necessary, to reduce deferred tax assets to their estimated net realizable value.

 Comprehensive Loss

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, Reporting Comprehensive Income. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. For the periods ended June 30, 1997, June 30, 1998, and March 31, 1999, comprehensive loss was the same as net loss.

 Advertising Costs

  Advertising costs are expensed as incurred. Advertising expense was $181,000, $613,000, and $707,000 for the periods ended June 30, 1997, June 30, 1998, and
March 31, 1999, respectively.

 Concentrations of Credit Risk

  Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company's investment policy limits its exposure to credit risk for cash and cash equivalents. The Company licenses its software products primarily to major corporations in a number of industries. Collateral or deposits generally are not required from customers who demonstrate

                        MISSION CRITICAL SOFTWARE, INC.

creditworthiness. Credit risk is considered limited for accounts receivable. The following table summarizes the changes in allowance for doubtful amounts for accounts receivable (in thousands):

      Balance at July 19, 1996 (inception)................................ $ --
      Additions charged to costs and expenses.............................   --
      Write-off of uncollectible accounts.................................   --
                                                                           ----
      Balance at June 30, 1997............................................   --
      Additions charged to costs and expenses.............................  150
      Write-off of uncollectible accounts.................................   --
                                                                           ----
      Balance at June 30, 1998............................................  150
      Additions charged to costs and expenses.............................  290
      Write-off of uncollectible accounts.................................  (45)
                                                                           ----
      Balance at March 31, 1999........................................... $395
                                                                           ====

  The Company's products are sold through a network of sales offices and distribution partners. Approximately 15%, 18%, and 20% of the Company's revenues in the periods ended June 30, 1997, June 30, 1998, and March 31, 1999, respectively, were represented by customers outside of North America. During the period ended June 30, 1997, one customer accounted for approximately 11% of total revenue. No one customer accounted for greater than 10% of total revenue during the periods ended June 30, 1998 and March 31, 1999.

  The Company maintains cash demand deposits with major financial institutions. Balances exceed the $100,000 level covered by federal depository insurance; however, the Company has experienced no losses.

 Net Loss Per Share

  The Company follows the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Securities that could potentially dilute basic earnings per share in the future were not included in the diluted computation as they were antidilutive to the Company's net loss total 1,764,600, 3,906,000 and 4,368,000 for the period ended June 30, 1997, June 30, 1998 and March 31, 1999, respectively. Accordingly, basic and diluted net loss per share are the same for all periods presented. Such shares, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method.

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of redeemable convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, a pro forma calculation for the periods ended June 30, 1998 and March 31, 1999 assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the Company's initial public offering using the if-converted method from their respective dates of issuance is presented.

                        MISSION CRITICAL SOFTWARE, INC.

  The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                      Period From
                                     July 19, 1996   Year     Nine Months Ended
                                       (date of     Ended         March 31
                                     inception) to June 30,  -------------------
                                     June 30, 1997   1998       1998      1999
                                     ------------- --------  ----------- -------
                                                             (unaudited)
Net loss...........................     $(3,323)   $(2,316)    $(2,334)  $  (222)
Excess of consideration paid to
 redeem preferred stock over
 carrying amount...................          --     (2,655)     (2,655)       --
Increase in cumulative dividends in
 arrears on redeemable convertible
 preferred stock...................        (181)    (1,059)       (791)     (791)
                                        -------    -------     -------   -------
Net loss applicable to common
 stockholders......................     $(3,504)   $(6,030)    $(5,780)  $(1,013)
                                        =======    =======     =======   =======
Pro forma net loss applicable to
 common stockholders...............                $(4,971)              $  (222)
                                                   =======               =======
Shares used in computing basic and
 diluted:
  Net loss per share...............       2,431      2,440       2,435     2,563
                                        =======    =======     =======   =======
  Pro forma net loss per share
   (unaudited).....................                  9,409                 9,532
                                                   =======               =======
Computation of basic and and
 diluted:
  Net loss per share...............     $ (1.44)   $ (2.47)    $ (2.37)  $ (0.40)
                                        =======    =======     =======   =======
  Pro forma net loss per share
   (unaudited).....................                $ (0.53)              $ (0.02)
                                                   =======               =======

 Financial Instruments

  The Company records all financial instruments at cost. The fair values of accounts receivable, accounts payable, accrued liabilities and indebtedness approximate cost due to their short-term nature or adjustable interest rates.

 Segments

  Effective July 1, 1998, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The adoption of SFAS 131 did not have a significant effect on the disclosure of segment information as the Company continues to consider its business activities as a single segment.

 Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Interim Financial Information

  The financial information for the nine months ended March 31, 1998 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position, operating results and cash flows for the period. Results for the nine months ended March 31, 1999 are not necessarily indicative of the results for the entire year.

 Recent Pronouncements

  In March 1998, the AICPA issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires entities to capitalize certain costs related to internal-use

                        MISSION CRITICAL SOFTWARE, INC.

software once certain criteria have been met. The Company expects that the adoption of SOP 98-1 will not have a material impact on its financial position or results of operations. The Company will adopt SOP 98-1 for its fiscal year beginning July 1, 2000.

  In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company expects that the adoption of SOP 98-5 will not have a material impact on its financial position or results of operations. The Company will be required to implement SOP 98-5 for its fiscal year beginning July 1, 2000.

  In June 1998, the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, it expects that the adoption of SFAS 133 will not have a material impact on its financial position or results of operations. The Company will adopt SFAS 133 for its fiscal year beginning July 1, 2001.

2. Note Receivable From Shareholder

  At June 30, 1997, the Company held a note receivable of $350,000 from a shareholder which earned interest at 6% per year. The promissory note and all remaining accrued interest were collected on July 28, 1997. The Company recognized interest income of approximately $15,000 and $3,000 for the periods ended June 30, 1997 and June 30, 1998, respectively.

3. Technology Acquisitions

  On September 4, 1996, the Company acquired various assets and liabilities from a related party through the issuance of 1,697,082 shares of Series A Preferred Stock. The most significant asset acquired was a developed software product which had reached technological feasibility. Accordingly, the assets acquired and liabilities assumed were recorded at their fair values as follows (in thousands):

      Property and equipment.............................................. $113
      Acquired technology.................................................  515
      Other assets........................................................   37
                                                                           ----
      Total assets acquired...............................................  665
      Notes payable.......................................................  175
      Other liabilities...................................................  141
                                                                           ----
      Total liabilities assumed...........................................  316
                                                                           ----
      Net assets acquired................................................. $349
                                                                           ====

  On June 27, 1997, the Company purchased in-process research and development for $2,625,000, consisting of cash of $100,000, issuance of a note payable in the principal amount of $2,450,000, other direct costs of $75,000 and a warrant to purchase 333,333 shares of the Company's common stock at $1.50 per share. The warrant may be exercised at any time up until the termination date of June 26, 2007. No value was assigned to the warrant in determining the total purchase price since the estimated fair value of the warrant at the purchase date was insignificant (as determined using the Black-Scholes Model). The Company allocated $1,050,000 to acquired technology which was capitalized and the remaining $1,575,000 was allocated to acquired in-process research and development. See Note 10 for further discussion of Acquired In-Process Research and Development.

                        MISSION CRITICAL SOFTWARE, INC.

4. Property and Equipment

  Property and equipment consisted of the following (in thousands):

                                               Estimated
                                                Useful     June 30
                                                Life in  ------------  March 31
                                                 Years   1997   1998     1999
                                               --------- ----  ------  --------
Computer software and equipment...............      3    $769  $1,427   $2,229
Furniture and fixtures........................      7      40      84      150
Leasehold improvements........................      5      58     152      165
Office and telephone equipment................      5     102     118      129
                                                         ----  ------   ------
                                                          969   1,781    2,673
Accumulated depreciation and amortization.....           (126)   (582)    (929)
                                                         ----  ------   ------
Property and equipment, net...................           $843  $1,199   $1,744
                                                         ====  ======   ======

See also Note 12.

5. Accrued Liabilities

  Accrued liabilities are summarized as follows (in thousands):

                                                              June 30
                                                            ----------- March 31
                                                            1997  1998    1999
                                                            ---- ------ --------
Accrued sales and use and other taxes...................... $ 32 $  424  $  548
Accrued compensation and related cost......................  174  1,080   1,333
Accrued abandoned lease cost...............................   --     --   1,034
Other accrued expenses.....................................  216    650   1,770
                                                            ---- ------  ------
                                                            $422 $2,154  $4,685
                                                            ==== ======  ======

6. Indebtedness

  Indebtedness consists of the following (in thousands):

                                                          June 30
                                                        ------------  March 31
                                                        1997   1998     1999
                                                        -----  -----  --------
Revolving line of credit facility with a bank ($750,
 $3,000, and $3,000, respectively) which matures in
 January 2000, interest payable monthly at prime (7.75%
 at March 31, 1999) collateralized by all assets of the
 Company............................................... $ 500  $ 275   $  --
Note payable to a bank, monthly principal installment
 of $21, interest payable monthly at prime (7.75% at
 March 31, 1999), maturing in September 2000, collater-
 alized by all assets of the Company...................    --    579     386
Note payable to a finance company, monthly principal
 and interest of $1, interest rate of 13%, maturing in
 November 2001, collateralized by certain
 equipment.............................................    40     34      27
                                                        -----  -----   -----
                                                          540    888     413
Less current maturities................................  (507)  (536)   (265)
                                                        -----  -----   -----
                                                        $  33  $ 352   $ 148
                                                        =====  =====   =====

                        MISSION CRITICAL SOFTWARE, INC.

  The revolving line of credit facility subjects the Company to certain restrictive and financial covenants including limitations of dividends and maintenance of certain financial ratios. The Company was in compliance with all the restrictive and financial covenants at March 31, 1999.

  Future principal payments of indebtedness for the fiscal years ending June 30 are as follows (in thousands):

      1999................................................................. $ 66
      2000.................................................................  266
      2001.................................................................   75
      2002.................................................................    6
                                                                            ----
                                                                            $413
                                                                            ====

  Total interest paid for the periods ended June 30, 1997, June 30, 1998, and March 31, 1999 was $6,000, $59,000 and $42,000, respectively.

  As described in Note 3, the Company issued a note payable in the principal amount of $2,450,000 to finance the purchase of in-process research and development. The note bore interest at 10.5% per year and matured on December 31, 1997. The Company retired the note on July 11, 1997.

7. Income Taxes

  At March 31, 1999, the Company had net operating loss carryforwards of approximately $3.2 million available to offset future taxable income and which begin expiring in 2012, if not utilized. Special limitations exist under the tax law related to cumulative changes in ownership that may restrict the utilization of the regular tax net operating loss carryforwards.

  The components of deferred taxes were as follows (in thousands):

                                                         June 30
                                                     ----------------  March 31
                                                      1997     1998      1999
                                                     -------  -------  --------
      Acquired in-process technology................ $   583  $   389  $   243
      Net operating loss carryforward...............     626    1,263    1,166
      Accrued liabilities...........................      11      324      457
      Allowance for doubtful accounts...............      --       55      146
                                                     -------  -------  -------
      Gross deferred tax assets.....................   1,220    2,031    2,012
      Purchased software costs......................    (115)     (99)     (91)
      Property and equipment........................     (12)     (11)     (27)
                                                     -------  -------  -------
      Gross deferred tax liabilities................    (127)    (110)    (118)
      Valuation allowance...........................  (1,093)  (1,921)  (1,894)
                                                     -------  -------  -------
      Net deferred tax asset........................ $    --  $    --  $    --
                                                     =======  =======  =======

  A valuation allowance has been recorded to completely offset the carrying value of the deferred tax asset due to the uncertainty surrounding its realization, including a lack of earnings history and the variability of operating results. The valuation allowance was increased by $1,093,000 and $828,000 during the periods ended June 30, 1997 and June 30, 1998, respectively, and decreased by 27,000 for the period ended March 31, 1999.

                        MISSION CRITICAL SOFTWARE, INC.

  The difference between the Company's effective tax rate and the statutory rate of 34% was as follows:

                                                         June 30
                                                        -----------   March 31
                                                        1997   1998     1999
                                                        ----   ----   --------
      Statutory tax rate............................... (34)%  (34)%    (34)%
      State taxes, net of federal benefit..............  (3)%   (3)%     (3)%
      Nondeductible expenses...........................   1 %    1 %      9 %
      Amortization of stock compensation charge on
       ISO's...........................................  --     --       36%
      Valuation allowance..............................  31 %   36 %     (8)%
                                                        ---    ---      ---
                                                         (5)%   -- %     -- %
                                                        ===    ===      ===

  In connection with the acquisition of various assets and liabilities from a related party on September 4, 1996 (see Note 3), the Company recorded a deferred tax liability of approximately $175,000 for the tax effect of the difference in the recorded basis for book and tax purposes. Consequently, during the period ended June 30, 1997, the Company was able to recognize a $175,000 tax benefit for deferred tax assets generated subsequent to the acquisition to the extent of such deferred tax liability.

8. Redeemable Convertible Preferred Stock

  On September 4, 1996, the Company's board of directors authorized the issuance of 1,818,650 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock), $.001 par value, of which 121,568 shares were issued to a member of the board of directors as satisfaction of a note payable to the board member in the principal amount of $25,000, and 1,697,082 shares were issued to a related party in exchange for assets and liabilities as described in Note 3.

  On July 2, 1997, the Company entered into an agreement to redeem 950,000 shares of Series A Preferred Stock at $3 per share in cash for a total redemption price of $2,850,000. The excess of the redemption price over the carrying amount of the redeemed shares of preferred stock, in the amount of $2,655,000, has been subtracted from net loss to arrive at net loss applicable to common stockholders. The redeemed shares were subsequently canceled.

  On September 4, 1996, the Company's board of directors authorized the issuance of 2,650,000 shares of Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock), $.001 par value, of which 150,000 shares were issued as satisfaction of a note payable in the principal amount of $150,000, and 2,500,000 shares were issued for cash of $2,475,000, net of issuance costs of $25,000.

  On July 2, 1997, the Company sold 3,450,000 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock) at $3 per share, resulting in cash proceeds of $10,300,000, after issuance costs of approximately $50,000. The Company received $165,000 prior to June 30, 1997, as a cash subscription to 55,000 shares of the stock issued.

  Series A, B and C Preferred Stock (the "Preferred Stock") are convertible into shares of common stock at the option of the holder or in the event the Company completes an initial public offering of common stock. The conversion rate is initially one to one and is subject to adjustment if the Company issues additional shares of common stock.

  The holders of the Preferred Stock are entitled to vote upon any matter submitted to the common stockholders for a vote as though the common stock and the Preferred Stock constituted a single class of

                        MISSION CRITICAL SOFTWARE, INC.

stock. The holders of Preferred Stock shall have the number of votes per share which equals the number of shares of common stock into which each such share of preferred stock held by such holder is then convertible.

  The holders of the Preferred Stock are entitled to receive, when and as declared by the board of directors, cumulative dividends at the annual rate of $.01645, $.08 and $.24 per share for Series A, B and C, respectively. Such dividends shall accrue on a quarterly basis commencing with the first calendar quarter ending after the issuance of the preferred stock. No dividends were declared or paid on the Company's preferred stock during the periods ended June 30, 1997, June 30, 1998, or March 31, 1999, and dividends in arrears totaled $181,000, $1,240,000 and $2,031,000 as of June 30, 1997, June 30, 1998 and
March 31, 1999, respectively.

  On July 2, 2002, the Company is required to redeem all outstanding shares of Series A, B and C Preferred Stock at a per share price of $.205647, $1 and $3 per share, respectively, plus cumulative dividends in arrears if not previously converted into common stock.

9. Stock Option Plan

  Effective March 20, 1997, the board of directors adopted the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan provides for the granting of options to purchase the Company's common stock to officers, employees or consultants of the Company upon the terms determined by a committee of the board of directors (the "Committee"). The number of shares of common stock authorized under the 1997 Stock Option Plan at March 31, 1999 are 4,795,000. Options have a ten year term and generally vest over four years. Additionally, in January 1998, in connection with an employment agreement, the Company granted a warrant to purchase 100,000 shares of the Company's Common Stock at an exercise price of $1 per share. No amount was allocated to the value of the warrant as the amount was not significant.

  In connection with the grant of certain stock options to employees through March 31, 1999, the Company recorded deferred stock compensation of $1,389,000 for the aggregate differences between the exercise prices of options at their date of grant and the deemed fair value for accounting purposes of the common stock subject to such options. The amortization of deferred compensation cost of $236,000 is for the nine months ended March 31, 1999 relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

                        MISSION CRITICAL SOFTWARE, INC.

  The following table summarizes activity under the stock option plan for the periods ended March 31, 1999:

                                                          Weighted
                                                          Average    Range of
                                                          Exercise   Exercise
                                                Options    Price      Prices
                                               ---------  -------- ------------
  Options granted............................. 1,495,000   $0.50   $       0.50
  Options forfeited...........................   (64,000)   0.50           0.50
  Options exercised...........................        --      --             --
                                               ---------   -----   ------------
Options outstanding, June 30, 1997............ 1,431,000    0.50           0.50
  Options granted............................. 2,361,934    0.50           0.50
  Options forfeited...........................  (266,502)   0.50           0.50
  Options exercised...........................   (53,621)   0.50           0.50
                                               ---------   -----   ------------
Options outstanding, June 30, 1998............ 3,472,811    0.50           0.50
  Options granted............................. 1,148,010    5.60     2.50-12.50
  Options forfeited...........................  (235,090)   0.54      0.50-2.50
  Options exercised...........................  (450,647)   0.50           0.50
                                               ---------   -----   ------------
Options outstanding, March 31, 1999........... 3,935,084    1.99   $0.50-$12.50
                                               =========   =====   ============
Exercisable at:
  June 30, 1997...............................        --   $  --
                                               =========   =====
  June 30, 1998...............................   338,620   $0.50
                                               =========   =====
  March 31, 1999..............................   778,508   $0.50
                                               =========   =====

  The following tables summarize information concerning outstanding options as of March 31, 1999:

                Options Outstanding                     Options Exercisable
----------------------------------------------------- ------------------------
Range of            Weighted-Average
Exercise               Remaining     Weighted-Average         Weighted-Average
 Prices    Number   Contractual Life  Exercise Price  Number   Exercise Price
--------  --------- ---------------- ---------------- ------- ----------------
 $0.50    2,791,574    8.6 years          $ 0.50      778,508      $0.50
$2.50--
 $3.50      798,510    9.5 years          $ 2.64           --         --
 $12.50     345,000    9.9 years          $12.50           --         --

                                                      For the period ended
                                                   ---------------------------
                                                   June 30, June 30, March 31,
                                                     1997     1998     1999
                                                   -------- -------- ---------
Weighted-average deemed fair value of stock op-
 tions granted during the year:
  Exercise price equal to fair value of stock on
   date of grant..................................   $--     $0.18     $3.68
  Exercise price less than fair value of stock on
   date of grant..................................    --        --      2.42

                        MISSION CRITICAL SOFTWARE, INC.

  The fair value of stock based compensation was calculated in accordance with SFAS 123, Accounting for Stock-Based Compensation, utilizing the minimum value option pricing model with the following assumptions:

                                                                 For the period
                                                                      ended
                                                                 ---------------
                                                                 June June March
                                                                  30,  30,  31,
                                                                 1997 1998 1999
                                                                 ---- ---- -----
      Expected life (in years)..................................  8    8     8
      Risk free interest rate                                    5.0% 5.8% 5.5%
      Volatility................................................  0%   0%   0%
      Dividend yield............................................  0%   0%   0%

  The Company's pro-forma stock based compensation is as follows (in thousands):

                                                     For the period ended
                                                    -------------------------
                                                     June     June     March
                                                      30,      30,      31,
                                                     1997     1998     1999
                                                    -------  -------  -------
      Pro-forma stock based compensation expense... $    --  $    60  $   718
      Pro-forma net loss applicable to common
       stockholders................................ $(3,504) $(6,090) $(1,731)
      Pro-forma basic and diluted net loss per
       share....................................... $ (1.44) $ (2.50) $ (0.68)

  Because options vest over several years and additional option grants are expected, the above pro-forma effects of FAS 123 are not likely to be representative of the effects of reported net income (loss) for future periods.

10. Acquired In-Process Research and Development


  In June 1997, the Company acquired from Serverware, Ltd. certain in-process research and development for $2.7 million consisting of cash of $100,000, a $2.5 million note payable, a warrant to purchase 333,333 shares of common stock at an exercise price of $1.50 per share and $75,000 of direct costs incurred. No value was allocated to the warrant as such amount was not significant.

  The Company intended to utilize the acquired in-process research and development to develop a shrinkwrap event management product for Windows NT that it did not possess at the time. In order to capitalize on the event management market, the intention of the Company was to complete the in-process research and development as quickly as possible and sell and market that product (under the name SeNTry). From the date of acquisition to June 30, 1998, the Company expended approximately 80 person months, or approximately $800,000, to complete and enhance the in-process research and development. In June 1998, the Company completed SeNTry, which represented the first completed and enhanced version of the acquired technology. The Company then began internal development of an entirely new event management product (OnePoint Event Manager) the design of which was to be more consistent with its long-term product strategy.

  A significant amount of uncertainty existed surrounding the successful development and completion of the research and development acquired, which was estimated to be 70% complete at the date of the acquisition. This was the Company's first attempt to develop event management technology. The Company was uncertain of its ability to complete the development of a new product within a timeframe acceptable to the market and ahead of competitors. The in-process research and development effort, at the time of purchase, had not reached technological feasibility as it lacked many key elements including: standardized implementation capabilities, a scalable and extensible architecture, enhanced user interfaces, broad functionality and extensive reporting capabilities.

                        MISSION CRITICAL SOFTWARE, INC.

  The Company assigned a value to the in-process research and development of $1.5 million and to the core technology of $1.1 million based on a discounted cash flow model. The Company based the cash flow projections for revenue on the projected incremental increase in revenue that it expected to receive from the completed acquired in-process research and development. Revenue derived from the completed in-process research and development was expected to commence after completion of the SeNTry product. The Company expected revenue from the in-process research and development to continue until the release of OnePoint Event Manager, which was expected to be released in fiscal 2000. The Company deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included: cost of revenue and general and administrative, customer support and sales and marketing expenses. The Company estimated operating expenses as a percentage of revenue and based such estimates primarily on projections it prepared.

  The cash flow projections attributable to the core technology included 50% of the net income before tax expense anticipated to be generated from the completed in-process technology and 15% from the net income before tax expense anticipated to be generated from OnePoint Event Manager, an entirely new and internally developed product. Revenue derived from OnePoint Event Manager was estimated through 2004. The Company deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included: cost of revenue and general and administrative, customer support and sales and marketing expenses. The Company estimated operating expenses as a percentage of revenue and based such estimates primarily on projections it prepared.

  The rate used to discount the net cash flows to present value was based on the weighted average cost of capital ("WACC"). The Company used a discount rate of 35% for valuing the in-process research and development and 25% for the core technology. These discount rates are higher than the implied WACC due to the inherent uncertainties surrounding the successful development of the acquired in-process research and development, the useful life of such in-process research and development, the profitability levels of such in-process research and development, and the uncertainty of technological advances that were unknown at the time.

11. Employee Benefit Plan

  The Company sponsors a defined contribution 401(k) plan to provide substantially all U.S. employees an opportunity to accumulate personal funds for their retirement. Under the terms of the plan, employees may make pre-tax contributions to the plan of up to 20% of their annual salary, subject to annual limitations imposed by the Internal Revenue Code. The Company, in the sole discretion of the board of directors, may make contributions to the plan. The Company made no contributions to the plan during the periods ended June 30, 1997, June 30, 1998 and March 31, 1999.

12. Commitments and Contingencies

  The Company has entered into certain noncancelable operating leases for office space with terms through 2003. Rent expense totaled $104,000, $434,000 and $418,000 for the periods ended June 30, 1997, June 30, 1998, and March 31, 1999, respectively. Remaining future minimum lease commitments related to these lease agreements for the fiscal years ended June 30 are as follows (in thousands):

      1999..............................................................  $  165
      2000..............................................................     410
      2001..............................................................     408
      2002..............................................................     423
      2003..............................................................     258
                                                                          ------
                                                                          $1,664
                                                                          ======

                        MISSION CRITICAL SOFTWARE, INC.

  In February 1999, the board of directors approved the relocation of the Company's corporate offices. As a result, the Company gave notification of its intent to abandon the related office space lease effective August 1, 1999 in accordance with a cancellation option in the lease agreement. During the period ended March 31, 1999, the Company recorded a nonrecurring charge of $1,034,000 for lease abandonment, which represents the required payment for cancellation of the lease.

  The Company is subject to litigation claims and assessments arising in the ordinary course of business. In the opinion of management, the ultimate outcome of these claims is not expected to have a material adverse effect on the financial statements.

13. Segments of Business and Geographic Area Information

  The Company considers its business activities to constitute a single segment. A summary of the Company's operations by geographic area follows (in thousands):

                                             Periods ended   Nine months ended
                                                June 30          March 31
                                             -------------- -------------------
                                              1997   1998      1998      1999
                                             ------ ------- ----------- -------
                                                            (unaudited)
Revenue:
  Domestic customers........................ $3,609 $11,857   $7,672    $13,599
  Customers outside North America...........    658   2,519    1,562      3,302
                                             ------ -------   ------    -------
                                             $4,267 $14,376   $9,234    $16,901
                                             ====== =======   ======    =======

14. Subsequent Events

  On May 21, 1999, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock and shares held by existing stockholders to the public (the "Offering"). If the Offering is consummated under the terms presently anticipated, all of the currently outstanding redeemable convertible preferred stock will convert to 6,968,650 shares of Common Stock. Pro forma stockholders' equity at March 31, 1999 (unaudited) as adjusted for the conversion of the redeemable convertible preferred stock is set forth in the accompanying Balance Sheets and Statements of Stockholders' Equity (Deficit).

 1999 Employee Stock Purchase Plan

  On May 21, 1999, the board of directors approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"), subject to stockholder approval and the closing of the Offering. A total of 600,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, plus, commencing on July 1, 2000, annual increases equal to the lesser of
(i) 500,000 shares, (ii) 4% of the outstanding common shares on the last day of the prior fiscal year or (iii) such amount as determined by the board of directors. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions, which may not exceed the lesser of 15% of an employee's compensation or $25,000, where compensation is defined on Form W-2. Each offering period will have a maximum duration of 24 months, comprising four purchase periods of six months each. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering and will end on July 31, 2001.

                        MISSION CRITICAL SOFTWARE, INC.

 1997 Stock Option Plan

  On May 21, 1999, the board of directors approved an amendment to the Company's 1997 Stock Option Plan, subject to stockholder approval. A total of 4,000,000 shares of common stock have been added to the 1997 Stock Option Plan for issuance to eligible participants under the 1997 Stock Option Plan, plus, commencing on July 1, 2000, annual increases equal to the lesser of (i) 750,000 shares, (ii) 5% of the outstanding common shares on the last day of the prior fiscal year or (iii) such amount as determined by the board of directors. The types of awards that may be made under the 1997 Stock Option Plan are incentive and nonqualified options to purchase shares of common stock. The exercise price for incentive stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant (85% for nonstatutory options). In the event of a change in control of the Company, an option or award under the 1997 Stock Option Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or the surviving corporation does not substitute comparable awards for the awards granted under the 1997 Stock Option Plan.

 1999 Director Option Plan

  On May 21, 1999, the board of directors approved the adoption of the Company's 1999 Director Option Plan, subject to stockholder approval and the closing of the Offering. A total of 250,000 shares of common stock have been reserved for issuance to non-employee members of the board of directors, plus, commencing on July 1, 2000, annual increases equal to the lesser of (i) 250,000 shares, (ii) 2% of the outstanding common shares on the last day of the prior fiscal year or (iii) such amount as determined by the board of directors.

                                   [ART WORK]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Shares

                        [Mission Critical Software Logo]

                                  Common Stock

                                 ------------

                                   PROSPECTUS
                                 ------------

                               HAMBRECHT & QUIST
                         BANCBOSTON ROBERTSON STEPHENS
                           SOUNDVIEW TECHNOLOGY GROUP

                                 ------------

                                         , 1999
                                 ------------

  You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

  Until        , 1999, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Mission Critical Software in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

      SEC registration fee...........................................  $ 16,785
      NASD filing fee................................................     7,860
      Nasdaq National Market listing fee.............................   100,000
      Printing and engraving costs...................................   175,000
      Legal fees and expenses........................................   350,000
      Accounting fees and expenses...................................   179,000
      Blue Sky fees and expenses.....................................    10,000
      Transfer Agent and Registrar fees..............................    10,000
      Miscellaneous expenses.........................................    26,355
                                                                       --------
      Total..........................................................  $875,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Articles Nine and Ten of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law. Article 8 of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

  Since July 1996, (inception), the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

    1. On September 4, 1996, the Registrant issued and sold:
      . 2,431,350 shares of Common Stock to employees for $3,000, . 1,818,650 shares of Series A Preferred Stock to one investor and one director in exchange for our OnePoint Administrator Software, and $25,000 and
      . 2,650,000 shares of Series B Preferred Stock to seven investors for an aggregate purchase price of $2,650,000.

       2. On July 2, 1997, the Registrant issued and sold 3,450,000 shares of Series C Preferred Stock to twelve investors for an aggregate purchase price of $10,350,000.

       3. From March 1997 to March 31, 1999, the Registrant issued and sold 504,268 shares of Common Stock to employees and consultants at a price of $0.50 per share, upon exercise of stock options, pursuant to the Registrant's 1997 Stock Option Plan.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

    1.1* Form of Underwriting Agreement
  3.1.1  Amended and Restated Certificate of Incorporation of the Registrant
  3.1.2 Form of Certificate of Incorporation of the Registrant to be filed after the closing of the offering made under this Registration
         Statement
  3.2.1  Amended and Restated Bylaws of the Registrant
  3.2.2 Form of Bylaws of the Registrant to be in effect after the closing of the offering made under this Registration Statement
    4.1* Specimen common stock certificate
    4.2* Amended and Restated Investors Rights Agreement, dated as of July 2,
         1997, by and among the Registrant and certain stockholders of the Registrant
    4.3  Amended and Restated Stockholders' Agreement, dated as of July 2,
         1997, by and among the Registrant and certain stockholders of the Registrant
    5.1  Form of opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation
   10.1 Form of Indemnification Agreement between the Registrant and each of its directors and officers
   10.2  Amended and Restated 1997 Stock Option Plan
 10.2.1  Form of Option Agreement under the 1997 Stock Option Plan
   10.3  1999 Employee Stock Purchase Plan
 10.3.1  Form of Subscription Agreement under the 1999 Employee Stock Purchase
         Plan
   10.4  1999 Director Option Plan
 10.4.1* Form of Option Agreement under 1999 Director Option Plan
   10.5  Lease Agreement dated October 22, 1996 between Soaring Eagles Orchard,
         Inc. and the Registrant for the premises located at 720 North Post Oak
         Road, Houston, Texas 77024
 10.5.1  First Amendment dated February 13, 1997 to Lease Agreement between
         Soaring Eagles Orchards, Inc. and the Registrant
 10.5.2  Second Amendment dated April 1, 1997 to Lease Agreement between
         Soaring Eagles Orchards, Inc. and the Registrant
 10.5.3  Third Amendment dated July 22, 1997 to Lease Agreement between Soaring
         Eagles Orchards, Inc. and the Registrant
   10.6* Quickstart Loan and Security Agreement dated February 7, 1997 between the Registrant and Silicon Valley Bank
 10.6.1  Amendment dated January 23, 1998 to Quickstart Loan Agreement between
         Silicon Valley Bank and the Registrant
 10.6.2  Loan and Security Agreement dated January 26, 1998 between the
         Registrant and Silicon Valley Bank
 10.6.3* First Amendment dated March 19, 1999 to Loan and Security Agreement between the Registrant and Silicon Valley Bank
   10.7 Employment Agreement dated September 4, 1996 between the Registrant and Paul F. Koffend, Jr.
   10.8 Employment Agreement dated September 4, 1996 between the Registrant and Louis R. Woodhill
 10.8.1 Amended and Restated Employment Agreement dated May 21, 1998 between the Registrant and Louis R. Woodhill
   10.9 Employment Agreement dated September 4, 1996 between the Registrant and James R. Woodhill
  10.10  Employment Agreement dated January 1, 1997 between the Registrant and
         Thomas P. Bernhardt

 10.10.1 Consulting Agreement dated September 4, 1996 between the Registrant and Thomas P. Bernhardt
   10.11  Employment Agreement dated August 6, 1997 between the Registrant and
          Brian McGrath
 10.11.1  Letter Agreement dated January 13, 1999 between the Registrant and
          Brian McGrath
   10.12 Employment Agreement dated February 23, 1998 between the Registrant and Olivier Thierry
 10.12.1 Relocation Agreement dated February 23, 1998 between the Registrant and Olivier Thierry
   10.13  Offer Letter dated April 13, 1998 between the Registrant and Michael
          S. Bennett
   10.14  Offer Letter dated April 13, 1998 between the Registrant and Stephen
          E. Odom
   10.15  Offer Letter dated May 28, 1998 between the Registrant and Leslie D.
          Willard
 10.15.1  Letter Agreement dated May 26, 1999 between the Registrant and Leslie
          D. Willard
   10.16 Employment Agreement dated December 21, 1998 between the Registrant and Richard Pleczko
 10.16.1  Offer Letter dated December 2, 1998 between Registrant and Richard
          Pleczko
   10.17* Sub-Lease Agreement between Learmonth & Burchett Management Systems and the Registrant regarding the premises located at 9009 Mountain
          Ridge Drive, Suite 250, Austin, Texas 78759
   10.18  Offer Letter dated February 8, 1999 between the Registrant and
          Richard Kangas
 10.18.1 Employment Agreement dated February 8, 1999 between the Registrant and Richard Kangas
   10.19  Offer Letter dated March 1, 1999 between the Registrant and Michael
          J. Rovner
 10.19.1  Employment Agreement dated March 24, 1999 between the Registrant and
          Michael J. Rovner
   10.20  Form of Consulting Agreement
   10.21* Lease Agreement dated April 8, 1999 between the Registrant and
          EnergyCorp Group LC for the premises located at 13939 Northwest
          Freeway, Houston, Texas
    23.1  Consent of Independent Auditors
    23.2  Consent of Counsel (included in Exhibit 5.1)
    24.1  Power of Attorney (see Page II-5)
    27.1  Financial Data Schedule

--------
*To be filed by amendment

(b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h)
  under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of May 1999.

                                          MISSION CRITICAL SOFTWARE, INC.

                                          By:      /s/ Michael S. Bennett
                                             ----------------------------------
                                                     Michael S. Bennett
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael S. Bennett and Stephen E. Odom and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                      Title                   Date


    /s/ Michael S. Bennett           President, Chief           May 28, 1999
-----------------------------------   Executive Officer and
       (Michael S. Bennett)           Director (Principal
                                      Executive Officer)

      /s/ Stephen E. Odom            Chief Operating Officer,   May 28, 1999
-----------------------------------   Chief Financial Officer,
         (Stephen E. Odom)            Treasurer and Secretary
                                      (Principal Financial and
                                      Accounting Officer)

    /s/ Thomas P. Bernhardt          Chief Technology           May 28, 1999
-----------------------------------   Officer and
       (Thomas P. Bernhardt)          Director

      /s/ Douglas L. Ayer            Director                   May 28, 1999
-----------------------------------
         (Douglas L. Ayer)

     /s/ Michael J. Maples           Director                   May 28, 1999
-----------------------------------
        (Michael J. Maples)

      /s/ John J. Moores             Director                   May 28, 1999
-----------------------------------
         (John J. Moores)

     /s/ Scott D. Sandell            Director                   May 28, 1999
-----------------------------------
        (Scott D. Sandell)

     /s/ John D. Thornton            Director                   May 28, 1999
-----------------------------------
        (John D. Thornton)